Form 10-K, Exhibit 13
period 1995-12-31
HUTTON GSH COMMERCIAL PROPERTIES 3
filed 1996-05-10
CIK 725767

Exhibit 13
                                 -------------

                         Commercial Properties 3, L.P.

                               1995 Annual Report
                     ----------------------------------


Commercial Properties 3, L.P., formerly Hutton/GSH Commercial Properties 3 (the "Partnership"), is a limited partnership formed in 1984 to acquire, operate and hold for investment commercial real estate properties. The Partnership's investments are comprised of three office buildings located in Dallas, Texas, Little Rock, Arkansas, and Fort Myers, Florida, and a combined office/warehouse and office/showroom property located in Fort Lauderdale, Florida. Provided below is a comparison of lease levels at the properties as of December 31, 1995 and 1994.


                                                          Percentage Leased
Property                        Location                1995            1994

Metro Park Executive Center     Fort Myers, FL           78%             91%
Fort Lauderdale Commerce Center Fort Lauderdale, FL      88%             82%
Three Financial Centre          Little Rock, AR          94%             93%
Quorum II Office Building       Dallas, TX               98%             90%




	Administrative Inquiries	Performance Inquiries/Form 10-Ks
	Address Changes/Transfers	First Data Investor Services Group
	Service Data Corporation	P.O. Box 1527
        2424 South 130th Circle         Boston, Massachusetts 02104-1527
        Omaha, Nebraska 68144-2596      Attn: Financial Communications
	800-223-3464 (select option 1)	800-223-3464 (select option 2)


                   ---------- Message to Investors ----------

Presented for your review is the 1995 Annual Report for Commercial Properties 3, L.P. Included in this report is an update of property operations, cash distributions, a review of national and local market conditions for each of the Partnership's properties, and financial highlights.

1995 was a challenging year for the Partnership as a significant number of leases expired at the Partnership's properties. We are pleased to report that the majority of the expiring leases at Fort Lauderdale Commerce Center, Quorum II Office Building and Three Financial Centre were renewed. The General Partners also executed new leases at these three properties which not only replaced the tenants that vacated during the year, but also resulted in increased occupancy. As a result of such higher occupancy levels, the Partnership's 1995 fourth quarter cash distribution was increased, as discussed below. This leasing progress was partially offset by the vacancy of several tenants at Metro Park Executive Center. A complete leasing update for each of the Partnership's properties is provided in the Property Profiles & Leasing Update, beginning on page 3 of this report.

Cash Distributions
We are pleased to report that due to higher occupancy and improved operations at three of the Partnership's properties and following a review of the Partnership's anticipated future cash needs and current cash position, the General Partners increased the 1995 fourth quarter distribution from its previous level of $3.25 per Unit to $5.00 per Unit. This distribution was paid on February 12, 1996 and was either credited to your brokerage account or sent directly to you. For the year ended December 31, 1995, the Partnership declared cash distributions to the Limited Partners totaling $13.25 per Unit. In addition, on March 29, 1996 the Partnership paid a special cash distribution in the amount of $13.30 per Unit. This distribution was made from the Partnership's cash reserves.

Since inception, including the special distribution, the Partnership has paid cash distributions totaling $149.81 per original $500 Unit, including $16 per Unit in return of capital payments which have reduced the Unit size from $500 to $484. The timing and amount of future cash distributions will depend on several factors, including the adequacy of cash flow and the Partnership's cash reserve requirements. Information regarding the payment of cash distributions for the last two years is provided below.

Cash Distributions Per Limited Partnership Unit

        First           Second          Third           Fourth
        Quarter         Quarter         Quarter         Quarter         Total
1994    $1.00           $1.00           $1.00           $2.50           $ 5.50
1995    $2.50           $2.50           $3.25           $5.00           $13.25

Market Overview
Although still lagging behind other sectors of real estate, the commercial office market showed signs of improvement during 1995, particularly in the suburban office sector. The national vacancy rate declined to 11.5% as of the fourth quarter of 1995, down from approximately 16% as of year-end 1994. In general, the gap between supply and demand is gradually narrowing as the existing supply of office space continues to be absorbed. However, demand for office space varies widely from region to region as corporate layoffs persist and companies continue to be very selective in their choice of location. Moreover, despite the resurgence of investment in other segments of the real estate industry, lenders continue to be selective in providing capital for commercial office properties. With the exception of the Metro Park Executive Center's submarket, which was adversely impacted by the relocation of several tenants during 1995 outside of the market, the markets in which the Partnership's properties are located improved during 1995, with declines in their respective vacancy rates and slight increases in rental rates.

Summary
During 1996, we will focus on leasing the vacant space at the Partnership's properties, particularly at Metro Park Executive Center, and renewing any leases which are scheduled to expire, especially at Fort Lauderdale Commerce Center and Quorum II Office Building. Additionally, the General Partners intend to closely monitor generally improving market conditions to determine the future strategy for marketing the properties for sale. We will update you with respect to any such efforts in future investor reports.

Very truly yours,

Real Estate Services VII, Inc.       Hogan Stanton Investment, Inc.
General Partner                      General Partner of HS Advisors III, Ltd.


/s/Kenneth L. Zakin                  /s/Robert M. Stanton


Kenneth L. Zakin                     Robert M. Stanton
Vice President                       Chairman

April 1, 1996


           ---------- Property Profiles and Leasing Update ----------

METRO PARK EXECUTIVE CENTER  Fort Myers, Florida
Metro Park Executive Center is situated in a suburban office park just east of the Fort Myers central business district in the Edison Central submarket. The property is one of five class "A" commercial office buildings located within the office park. The property contains 60,597 leasable square feet of commercial office space.

Leasing Update - The General Partners executed two new leases totaling 3,332 square feet and two lease renewals in 1995. In addition, a tenant expanded its space by 4,008 square feet to lease a total of 20,525 square feet. Three tenants leasing a total of 8,479 square feet vacated their spaces upon expiration of their respective leases, one tenant reduced its occupancy by 3,514 square feet, and another tenant prematurely vacated 1,965 square feet.
As a result, the property was 78% leased at December 31, 1995, compared with 91% at year-end 1994. None of the property's tenants generated rental income in excess of 10% of the Partnership's consolidated rental income. Four leases totaling 10,723 square feet or approximately 19% of the property's space are scheduled to expire during 1996, and one lease for 16,517 square feet can be cancelled at any time throughout 1996 by the tenant. The General Partners will approach each of these tenants regarding lease renewals when appropriate.

Fort Myers Market Update - The commercial office market in Fort Myers remained stable during 1995 as the vacancy rate declined to approximately 14% as of the fourth quarter of 1995, down from 18% for the fourth quarter of 1994. However, the Edison Central submarket was adversely impacted by the relocation of several tenants during 1995 outside of the market resulting in an increased vacancy rate for commercial office space of approximately 17% as of the fourth quarter of 1995, compared with 15% for the fourth quarter of 1994. Leasing conditions are expected to remain competitive in the Edison Central submarket and throughout the Fort Myers market in 1996.


FORT LAUDERDALE COMMERCE CENTER  Fort Lauderdale, Florida
Fort Lauderdale Commerce Center contains 186,884 leasable square feet of office/showroom and office/warehouse space. The property is located in the Cypress Creek submarket in the north central section of Broward County, approximately five miles north of the central business district of Fort Lauderdale.

Leasing Update - During the year, the General Partners executed two new leases totaling 9,200 square feet and five lease renewals totaling 17,853 square feet, including two tenants which expanded their space by a total of 2,860 square feet. Another tenant leasing 5,428 square feet terminated its lease during the fourth quarter. Consequently, the property's lease level was 88% at December 31, 1995, compared with 82% at December 31, 1994. None of the property's tenants accounted for 10% or more of the Partnership's consolidated rental income. As reported previously, the property currently has 15,000 square feet of contiguous vacant space, which the General Partners are aggressively marketing. While a number of prospective tenants have expressed an interest in the space, no assurance can be made that the space will be leased, in the near term. During 1996, seven leases representing 33,202 square feet or approximately 17% of the property's leasable space, are scheduled to expire. These tenants have been contacted by the General Partners to discuss the renewal of their leases, however, it is uncertain whether they will renew.

Fort Lauderdale Market Update - Demand for office space in Broward County was relatively strong during 1995 as companies continued to relocate to the area to expand their businesses into the Caribbean and South America. Although the overall vacancy rate for office/service space in Broward County was unchanged from the previous year, at 7.5% as of the 1995 fourth quarter, rental concessions are no longer required to attract and retain tenants and rental rates have increased slightly. The Cypress Creek submarket benefitted by the relatively strong demand and the vacancy rate for office/service space and distribution space decreased to 12.1% and 7.3%, respectively, as of the 1995 fourth quarter, from 15.5% and 10.4%, respectively, a year earlier. Market conditions are expected to gradually improve throughout 1996.

THREE FINANCIAL CENTRE  Little Rock, Arkansas
Three Financial Centre is a 123,833 leasable square foot, eight-story brick office building situated in the Financial Centre Complex located in west Little Rock. The property affords easy access to downtown Little Rock and the Little Rock Regional Airport, and is located near two interstate highways, I-630 and I-430.

Leasing Update - The General Partners faced significant challenges at the property during 1995 as a tenant which occupied 18,854 square feet or approximately 15% of the property's leasable area vacated the premises in July 1995, upon the expiration of its lease. Nevertheless, they were able to re-lease all of the space by year-end. The General Partners executed a lease expansion with an existing tenant for the space pursuant to a lease scheduled to expire in September 2000. The tenant now leases 37,352 square feet or approximately 30% of the property's leasable space. In addition, the General Partners executed three lease renewals totaling 11,100 square feet during the year and two tenants expanded their spaces by 8,910 square feet. At year-end 1995, the property's lease level was 94%, relatively unchanged from 93% a year earlier. None of the property's tenants accounted for 10% or more of the Partnership's consolidated rental income. Six leases representing 21,230 square feet or approximately 17% of the property's leasable area are scheduled to expire during 1996. The General Partners will approach each of these tenants regarding lease renewals when appropriate.

Little Rock Market Update - The Little Rock office market remained stable during 1995 as evidenced by an overall vacancy rate for office properties of 10%, unchanged from 1994. The suburban office market also remained stable with a slight increase in rental rates. Despite the completion of three new office buildings in 1995 for 248,613 square feet, the vacancy rate for office space in the suburban market was 8% for the fourth quarter of 1995, compared with 7% for the same period a year earlier. Although three additional new office buildings for approximately 265,000 square feet are slated for completion in the Little Rock area in late 1996 and 1997, demand is expected to remain in line with the available supply.


QUORUM II OFFICE BUILDING  Dallas, Texas
Quorum II Office Building is located in the LBJ/Quorum submarket in northwestern Dallas. The property contains 84,094 leasable square feet of commercial office space and affords easy access to Loop 635, Dallas Parkway, the Dallas North Tollway and Inwood Road.

Leasing Update - The General Partners executed five new leases totaling 9,162 square feet, during 1995, including a three-year lease for 4,977 square feet. Additionally, three tenants leasing 15,317 square feet each executed three-year lease renewals for their respective spaces. In addition, a lease totaling 9,761 square feet that was scheduled to expire on December 31, 1995, was extended to March 31, 1997. As a result, the property was 98% leased at December 31, 1995, compared to 90% leased at year-end 1994. None of the property's tenants accounted for 10% or more of the Partnership's consolidated rental income. Three leases representing 24,777 square feet or approximately 29% of the property's leasable area are scheduled to expire in 1996. These tenants have been contacted by the General Partners to discuss the renewal of their leases, however, it is uncertain whether they will renew or extend their terms.

Dallas Market Update - The Dallas commercial real estate market improved in 1995 primarily as a result of companies migrating into the region, increasing demand for office space. Accordingly, operating conditions for property owners in the LBJ/Quorum submarket improved during the past year. As of the second quarter of 1995, the submarket's vacancy rate for office space declined to 10% versus 16% a year earlier. The use of rental concessions has abated and rental rates have increased by approximately 5% in 1995. The improving conditions are expected to continue in 1996 as no new office construction is planned for the submarket.


                   ---------- Financial Highlights ----------

For the years ended December 31,
(dollars in thousands, except for per Unit data)

                                1995      1994      1993      1992      1991

Total income                 $ 5,158   $ 4,691   $ 4,211   $ 4,034   $ 3,981
Net loss                      (3,631)     (332)     (910)     (712)     (766)
Total assets                  27,842    32,837    33,454    35,220    37,448
Net cash from operations       2,168     1,859     1,536     1,592     1,221
Net loss  per
   Limited Partnership Unit   (32.87)    (3.00)    (8.24)    (6.45)    (6.94)
Cash distributions per
   Limited Partnership Unit    13.25      5.50      4.00     14.00     14.00


The above selected financial data should be read in conjunction with the financial statements and related notes included in this report.

- - Total income increased in 1995 primarily as a result of higher rental income generated by three of the Partnership's four properties, in addition to higher other income.

- - The increase in net loss is primarily attributable to a $3,928,998 loss recognized on the write down of the Quorum II Office Building, implemented in compliance with Financial Accounting Standard No. 121, a new accounting standard which was issued in March 1995. Please see Notes 2 and 4 to the Consolidated Financial Statements for more details. It should be noted that as a result of this write down, the present book value of the property is now consistent with the property's 1995 appraised value. Additionally, this write down was recorded on the 1995 Consolidated Financial Statements only and had no impact on Limited Partners' tax basis capital accounts.

- - The increase in net cash from operations in 1995 is primarily attributable to higher total income.

- - Total assets declined by approximately $5 million, largely as a result of the write down of the Quorum II Office Building as cited above. Total assets are now consistent with the Partnership's current calculation of Net Asset Value and in line with prior years' calculation of Net Asset Value, which has been previously reported.



Consolidated Balance Sheets
December 31, 1995 and 1994

Assets                                                 1995                1994

Real estate investments, at cost:
 Land                                           $ 5,808,694         $ 6,422,301
 Buildings and improvements                      31,446,737          39,764,931

                                                 37,255,431          46,187,232
Less accumulated depreciation                   (12,714,080)        (16,113,296)

                                                 24,541,351          30,073,936

Cash and cash equivalents                         2,134,370           1,637,501
Restricted cash                                     237,566             216,079
Accounts and rent receivable, net of
 allowance for doubtful accounts of $5,486
 in 1995 and $14,557 in 1994                         64,616              28,326
Deferred rent receivable                            230,626             235,246
Prepaid leasing costs and other assets, net
 of accumulated amortization of $900,609
 in 1995 and $718,547 in 1994                       633,476             645,993

Total Assets                                    $27,842,005         $32,837,081


Liabilities and Partners' Capital (Deficit)

Liabilities:
 Accounts payable and accrued expenses          $   237,185         $   426,642
 Due to affiliates                                   28,479              50,702
 Distributions payable                              563,804             281,902
 Security deposits                                  214,388             204,465

Total Liabilities                                 1,043,856             963,711

Minority Interest                                   221,337             171,315

Partners' Capital (Deficit):
 General Partners                                  (402,866)           (321,732)
 Limited Partners (109,378 units outstanding)    26,979,678          32,023,787

Total Partners' Capital                          26,576,812          31,702,055

Total Liabilities and Partners' Capital         $27,842,005         $32,837,081


             Consolidated Statements of Partners' Capital (Deficit)
              For the years ended December 31, 1995, 1994 and 1993

                                        General         Limited
                                        Partners        Partners        Total

Balance at December 31, 1992        $   (277,177)    $34,292,067  $34,014,890
Net loss                                  (9,101)       (900,970)    (910,071)
Distributions                            (13,533)       (437,512)    (451,045)

Balance at December 31, 1993            (299,811)     32,953,585   32,653,774
Net loss                                  (3,315)       (328,219)    (331,534)
Distributions                            (18,606)       (601,579)    (620,185)

Balance at December 31, 1994            (321,732)     32,023,787   31,702,055
Net loss                                 (36,312)     (3,594,850)  (3,631,162)
Distributions                            (44,822)     (1,449,259)  (1,494,081)

Balance at December 31, 1995        $   (402,866)    $26,979,678  $26,576,812




                     Consolidated Statements of Operations
              For the years ended December 31, 1995, 1994 and 1993


Income                                     1995            1994            1993
- ----------------
Rent                                 $5,047,528      $4,641,823      $4,181,367
Interest                                110,529          49,446          29,571

Total Income                          5,158,057       4,691,269       4,210,938

Expenses
- ----------------
Property operating                    2,283,025       2,231,683       2,114,664
Loss on write-down of real estate     3,928,998              --              --
Depreciation and amortization         2,278,567       2,388,925       2,680,516
General and administrative              248,607         240,074         224,498
Bad debt                                     --          77,710          14,427

Total Expenses                        8,739,197       4,938,392       5,034,105

Net loss before minority interest    (3,581,140)       (247,123)       (823,167)

Minority interest                       (50,022)        (84,411)        (86,904)

Net Loss                            $(3,631,162)     $ (331,534)    $  (910,071)

Net Loss Allocated:

To the General Partners             $   (36,312)     $   (3,315)    $    (9,101)
To the Limited Partners              (3,594,850)       (328,219)       (900,970)

                                    $(3,631,162)     $ (331,534)    $  (910,071)

Per limited partnership unit
  (109,378 outstanding)                 $(32.87)         $(3.00)         $(8.24)


                     Consolidated Statements of Cash Flows
              For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:            1995         1994         1993

Net loss                                  $(3,631,162)  $ (331,534)  $ (910,071)
Adjustments to reconcile net loss to
net cash provided by operating activities:
 Minority Interest                             50,022       84,411       86,904
 Loss on write-down of real estate          3,928,998           --           --
 Depreciation and amortization              2,278,567    2,388,925    2,680,516
 Increase (decrease) in cash arising from
 changes in operating assets and liabilities:
   Restricted cash                            (21,487)      (3,925)      (6,039)
   Accounts and rent receivable, net          (36,290)     112,971        9,248
   Deferred rent receivable                     4,620     (136,873)      34,755
   Notes receivable                                --       51,403       58,519
   Prepaid expenses                          (203,967)    (237,210)    (207,489)
   Accounts payable and accrued expenses     (189,457)    (105,068)    (218,713)
   Due to affiliates                          (22,223)      18,446        4,234
   Security deposits                            9,923       17,235        4,630

Net cash provided by operating activities   2,167,544    1,858,781    1,536,494

Cash Flows from Investing Activities:

Additions to real estate assets              (458,496)    (504,597)    (646,560)

Net cash used for investing activities       (458,496)    (504,597)    (646,560)

Cash Flows from Financing Activities:

Cash distributions                         (1,212,179)    (451,044)    (732,947)

Net cash used for financing activities     (1,212,179)    (451,044)    (732,947)

Net increase in cash and cash equivalents     496,869      903,140      156,987
Cash and cash equivalents at
  beginning of year                         1,637,501      734,361      577,374

Cash and cash equivalents at end of year   $2,134,370   $1,637,501   $  734,361


Supplemental Schedule of Non-Cash Investing Activity:

Additions to real estate assets capitalized
 but unpaid at end of period               $       --   $  150,247   $       --


                 Notes to the Consolidated Financial Statements
                        December 31, 1995, 1994 and 1993

1. Organization
Commercial Properties 3, L.P. (the "Partnership") was organized as a limited partnership under the laws of the State of Virginia pursuant to a Certificate and Agreement of Limited Partnership dated and filed April 19, 1984 (the "Partnership Agreement"). The Partnership was formed for the purpose of acquiring and operating certain types of commercial real estate. The General Partners of the Partnership are Real Estate Services VII, Inc. ("Real Estate Services"), formerly Hutton Real Estate Services VII, Inc. , which is an affiliate of Lehman Brothers Inc. ("Lehman Brothers") and HS Advisors III, Ltd. ("HS Advisors"), which is an affiliate of Goodman Segar Hogan, Inc. The Partnership will continue until December 31, 2010, unless terminated sooner in accordance with the terms of the Partnership Agreement.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. The transaction did not affect the ownership of the General Partners. However, the assets acquired by Smith Barney included the name "Hutton." Consequently, effective October 22, 1993, the Hutton Real Estate Services VII, Inc. General Partner changed its name to delete any reference to Hutton. Additionally, effective August 3, 1995, the Partnership changed its name to Commercial Properties 3, L.P., to delete any reference to "Hutton."

On March 15, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on March 21, 1996.

2. Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Consolidation - The consolidated financial statements include the accounts of the Partnership and its ventures, Metro Park Associates Joint Venture ("Metro Park"), Three Financial Centre Joint Venture ("Three Financial Centre"), and 14850 Quorum Associates, Ltd. ("Quorum"). Intercompany accounts and transactions between the Partnership and the ventures are eliminated in consolidation.

Real Estate Investments - Real estate investments, which consist of commercial buildings and capital improvements (the "Properties"), are recorded at cost, which includes the initial purchase price of the property plus closing costs, acquisition and legal fees and other miscellaneous acquisition costs. Depreciation is computed using the straight-line method based upon the estimated useful lives of 3 to 25 years except for tenant improvements which are depreciated over the terms of the respective leases.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121") which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Pursuant to this issuance, the Partnership implemented FAS 121 in the fourth quarter of 1995. The effect of the adoption was the recognition of an impairment loss on the Partnership's investments in real estate in 1995 in the amount of $3,928,998 (see note 4).

Cash Equivalents - Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying amount approximates fair value because of the short maturity of these instruments.

Restricted Cash - Restricted cash consists of amounts held for tenant security deposits.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institution's insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Deferred Rent Receivable - Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the terms of the respective leases even though rent is not received until later periods as a result of rental escalations.

Prepaid Leasing Costs - Leases are accounted for as operating leases. Leasing commissions generally are amortized over the terms of the respective leases.

Income Taxes - No provision for income taxes has been made in the financial statements of the Partnership since such taxes are the responsibility of the individual partners rather than of the Partnership.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Agreement
The Partnership agreement provides that net cash from operations, as defined, will be distributed on a quarterly basis as follows: 97% to the Limited Partners and 3% to the General Partners until each Limited Partner has received a 9% annual noncumulative return on his adjusted capital investment, as defined. The net cash from operations will then be distributed to the General Partners until the General Partners have received 10% of the aggregate net cash from operations distributed to all partners. The balance of net cash from operations, if any, will then be distributed 90% to the Limited Partners and 10% to the General Partners.

Net proceeds from sales or refinancings shall be distributed as follows: 99% to the Limited Partners and 1% to the General Partners until each Limited Partner has received an amount equal to his adjusted capital investment, as defined, and a 10% cumulative annual return thereon, reduced by any net cash from operations actually distributed to such Limited Partner. The balance of net proceeds, if any, will then be distributed 85% to the Limited Partners and 15% to the General Partners.

Losses and all depreciation for any fiscal year shall be allocated 99% to the Limited Partners and 1% to the General Partners.

If income exceeds the amount of net cash from operations distributable to the Partners for any fiscal year, the excess will be allocated (1) 100% to the General Partners in an amount equal to the excess, if any, of General Partners' deficit in their capital accounts, over an amount equal to 1% of the total capital contributions to the Partnership as reduced by the amount of the General Partners' capital contributions and (2) 99% to the Limited Partners and 1% to the General Partners. If income does not exceed the amount of net cash from operations distributable to the Partners for any fiscal year, income will be allocated 90% to the Limited Partners and 10% to the General Partners.

Upon the dissolution of the Partnership, the General Partners shall contribute to the capital of the Partnership, an amount not to exceed 1% of the total capital contributions made by all the Partners, less any prior capital contributions made by the General Partners. In no event shall the General Partners be obligated to contribute an amount in excess of any negative balance in their respective capital accounts.

If as a result of the dissolution of the Partnership, the sum of the Limited Partners' capital contribution plus an amount equal to a 6% cumulative annual return on each Limited Partner's adjusted capital value less any distributions made to each Limited Partner from net cash flow from operations, exceeds total distributions to the Limited Partners of net proceeds from a sale or refinancing, the General Partners will contribute to the Partnership for distribution to the Limited Partners an amount equal to the lesser of such excess or the aggregate distribution of net proceeds from a sale or refinancing distributed to the General Partners.

4. Real Estate Investments
Since inception, the Partnership has acquired, directly or indirectly, the following three commercial office buildings and an office and light industrial complex. The purchase price amounts exclude acquisition fees and other closing costs.

                   Net
                   Leasable
                   Square                    Date      Type of        Purchase
Property Name      Feet     Location         Acquired  Ownership         Price

Metro Park                  Fort Myers,                Joint
Executive Center   60,597   Florida          1/17/85   Venture     $ 5,136,504

Three Financial             Little Rock,               Joint
Centre             123,833  Arkansas         1/22/85   Venture     $10,452,005

Fort Lauderdale             Fort Lauderdale,           Fee
Commerce Center    186,884  Florida          4/18/85   Simple      $12,843,569

Quorum II                   Dallas,
Office Building    84,094   Texas            6/12/85   (A)         $12,995,384

(A) The Partnership is the General Partner in a Limited Partnership.

The Joint Venture and Limited Partnership agreements substantially provide that:

  i. Net cash from operations will be distributed 100% to the Partnership until it has received an annual, noncumulative return on its adjusted capital balance, as defined, of 10.5% for Three Financial Centre, 12% for Metro Park, and 10% for Quorum. With regard to Three Financial Centre, net cash from operations will then be distributed 100% to the co-venturer until it has received an annual amount of $115,000. Thereafter, any remaining net cash from operations will be distributed 80% to the Partnership and 20% to the respective co-venturers.

 ii. Net proceeds from a sale or other refinancing of the properties will be distributed 100% to the Partnership until it has received 115% of its capital contribution and a cumulative return of 10.5% for Three Financial Centre, 12% for Metro Park, and 10% for Quorum on its adjusted capital investment, as defined. With regard to Three Financial Centre, net proceeds will then be distributed 100% to the co-venturer until it has received $1,100,000. Thereafter, any remaining net proceeds will be distributed ranging from 75% to 80% to the Partnership and the balance to the respective co-venturers.

iii. Income will be allocated in substantially the same manner as net cash from operations. For Three Financial Centre and Metro Park, net income in excess of net cash from operations distributed in such year shall be allocated 80% to the Partnership and 20% to the co-venturers. Losses and all depreciation will generally be allocated 100% to the Partnership.

During the fourth quarter of 1995 management evaluated its plans for the Quorum II Office Building ("Quorum"). At such time, management concluded that it may not hold Quorum for a period sufficient for rental rates to improve and the Partnership to recover its December 31, 1995 carrying value. As a consequence of this decision, and pursuant to the requirements of FAS 121, the Partnership recognized an impairment loss of $3,928,998 to write down Quorum to its estimated fair value of $4.6 million as of December 31, 1995. The loss is reflected as a loss on the write-down of real estate in the accompanying consolidated statement of operations. Fair value was determined using an independent appraisal of the operating property, which is consistent with that used to determine the Partnership's Net Asset Value. Such appraisals make use of a combination of certain generally accepted valuation techniques, including direct capitalization, discounted cash flows and comparative sales analysis.

5. Rental Income Under Operating Leases
Future minimum rental income to be received on noncancellable operating leases as of December 31, 1995 is as follows:

        1996           $ 4,016,343
        1997             2,979,828
        1998             1,771,191
        1999               897,684
        2000               658,282
        Thereafter         890,520

                       $11,213,848

Generally, leases are for terms of 2 to 10 years and contain renewal options. The leases allow for increases in certain property operating costs to be passed on to the tenants.

6. Transactions with General Partners and Affiliates
The following is a summary of the amounts earned by or reimbursed to the General Partners and their affiliates for administrative salaries and expenses during the years ended December 31, 1995, 1994 and 1993:

                                Unpaid at
                                December 31,                Earned
                                              ---------------------------------
Administrative salaries
 and expenses                     1995           1995        1994        1993

Real Estate Services and
 affiliates                    $20,000       $ 71,776    $ 96,376     $61,112

HS Advisors and affiliates       8,479         31,815      37,566      31,871

                               $28,479       $103,591    $133,942     $92,983


The above amounts have been included in general and administrative expenses.

7. Reconciliation of Financial Statement Net Loss to Federal Income Tax Basis Net Income (Loss)


Years Ended December 31,

                                             1995          1994            1993

Financial statement net loss          $(3,631,162)   $ (331,534)     $ (910,071)
Tax basis depreciation over
  financial statement depreciation         (8,921)     (192,309)        102,820
Write-down of real estate               3,928,998            --              --
Deferred rent                              23,757       (82,128)         34,755
Minority interest adjustment                3,343        10,133           1,543
Prepaid rent                              (47,283)       48,674              --
Bad debt expense                               --           134          14,423

Federal income tax basis
  net income (loss)                   $   268,732    $ (547,030)     $ (756,530)



              ---------- Report of Independent Auditors ----------


The Partners
Commercial Properties 3
  and Consolidated Ventures

We have audited the accompanying consolidated balance sheets of Commercial Properties 3 and Consolidated Ventures as of December 31, 1995 and 1994, and the related consolidated statements of operations, partners' capital (deficit), and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commercial Properties 3 and Consolidated Ventures at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 1995 the Partnership changed its method of accounting for impairment of long-lived assets.

                                                ERNST & YOUNG LLP

Boston, Massachusetts
February 5, 1996,
except for Note 1, as to which the date is March 15, 1996



    Comparison of Acquisition Costs to Appraised Value and Determination of
         Net Asset Value Per $484 Unit at December 31, 1995 (Unaudited)

                                                     Acquisition    Appraised
Property                  Date of Acquisition        Cost (1)       Value (2)

Metro Park Executive Center     01-17-85             $ 5,543,159    $ 3,100,000
Three Financial Centre          01-22-85              11,378,512     11,000,000
Fort Lauderdale Commerce Center 04-18-85              14,125,050     11,085,000
Quorum Building II              06-12-85              13,939,093      4,600,000

                                                     $44,985,814    $29,785,000

Cash and cash equivalents                                             2,134,370
Accounts receivable                                                      64,616

                                                                      2,198,986
Less:
  Accounts payable and accrued expenses                                (237,185)
  Due to affiliates                                                     (28,479)
  Distribution payable                                                 (563,804)
  Minority Interest                                                    (221,337)

Partnership Net Asset Value (3)                                     $30,933,181

Net Asset Value Allocated:
  Limited Partners                                                  $30,623,849
  General Partners                                                      309,332

                                                                    $30,933,181

Net Asset Value Per Unit (109,378 units outstanding)                    $279.98


(1) The acquisition cost of each property is comprised of fundings made through December 31, 1995, the acquisition fee paid to the General Partners and an amount estimated to fund the completion of tenant improvements.

(2) This represents the Partnership's share of the December 31, 1995 Appraised Values which were determined by an independent property appraisal firm. The Partnership's share of the December 31, 1995 Appraised Values takes into account the allocation provisions of the Joint Venture and Limited Partnership Agreements governing the distribution of sales proceeds for each of the above properties.

(3) The Net Asset Value assumes a hypothetical sale at December 31, 1995 of all Partnership properties at their appraised values and the distribution of the proceeds of such sales, together with the Partnership's cash and the proceeds from temporary investments, to the Partners. Real estate brokerage commissions payable to the General Partners or others are not determinable at this time and have not been included in the determination. Since the Partnership would incur real estate brokerage commissions and other selling expenses in connection with the sale of its properties and other assets, cash available for distribution to the Partners would be less than the appraised Net Asset Value.

Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be significantly different. A significant factor in establishing an appraised value is the actual selling price for properties which the appraiser believes are comparable. Further, the appraised value does not reflect the actual costs which would be incurred in selling the property. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's properties and the price at which Units of the Partnership could be sold is likely to be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.



                         COMMERCIAL PROPERTIES 3, L.P.
            Schedule III - Real Estate and Accumulated Depreciation

                               December 31, 1995


                                                               Cost Capitalized
                                                                     Subsequent
                             Initial Cost to Partnership         To Acquisition
                             ---------------------------       ----------------


                                                  Buildings and   Buildings and
Description             Encumbrances    Land      Improvements    Improvements

Commercial Property:

Consolidated Ventures:
Partnership Owned:

Ft. Lauderdale
Commerce Center
  Ft. Lauderdale, FL        $ --     $2,741,551    $10,102,018      $2,511,898

Consolidated Ventures:

Metro Park
Executive Center
  Ft. Myers, FL               --        548,643      4,587,861         727,216

Three Financial Center
  Little Rock, AK             --      1,018,332      9,433,673         985,487

Quorum II Office Building
  Dallas, TX                  --      2,113,775     10,881,609         539,368
Provision for Loss            --             --             --              --


                            $ --     $6,422,301    $35,005,161      $4,763,969









                         COMMERCIAL PROPERTIES 3, L.P.
            Schedule III - Real Estate and Accumulated Depreciation

                               December 31, 1995




                         Gross Amount at Which
                         Carried at Close of Period
                         -------------------------------

                                   Buildings and                 Accumulated
Description             Land       Improvements   Total(2)       Depreciation(1)

Commercial Property:

Consolidated Ventures:
Partnership Owned:

Ft. Lauderdale
Commerce Center
  Ft. Lauderdale, FL    $2,741,551 $12,613,916    $15,355,467    $5,480,615

Consolidated Ventures:

Metro Park
Executive Center
  Ft. Myers, Fl            548,643   5,315,077      5,863,720     2,421,332

Three Financial Center
  Little Rock, AK        1,018,332  10,419,160     11,437,492     4,812,133

Quorum II Office Building
  Dallas, TX             2,113,775  11,420,977     13,534,752     5,007,002
Provision for Loss        (613,607) (8,322,393)    (8,936,000)   (5,007,002)

                        $5,808,694 $31,446,737    $37,255,431    12,714,080

                                                          (1)           (2)


                         COMMERCIAL PROPERTIES 3, L.P.
            Schedule III - Real Estate and Accumulated Depreciation

                               December 31, 1995


                                                               Life on which
                                                               Depreciation
                                                               in Latest
                        Date of         Date                   Income Statements
Description             Construction    Acquired               is Computed

Commercial Property:

Consolidated Venture:
Partnership Owned:

Ft. Lauderdale
Commerce Center
  Ft. Lauderdale, FL      1985          04/18/85              25 years

Consolidated Ventures:

Metro Park
Executive Center
  Ft. Myers, FL           1984          01/07/85              25 years
Three Financial Center
  Little Rock, AK         1984          01/22/85              25 years
Quorum II Office Building
  Dallas, TX              1985          06/12/85              25 years


(1) For Federal income tax purposes, the amount of accumulated depreciation is $24,334,676.

(2) For Federal income tax purposes, the basis of land, building and improvements is $47,999,410.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1995, 1994 and 1993:

Real Estate Investments:                1995            1994            1993

Beginning of year                $46,187,232     $45,533,902     $46,247,218
Additions                            458,496         654,844         646,560
Write-down                        (8,936,000)             --              --
Deletions                           (454,297)         (1,514)     (1,359,876)

End of year                      $37,255,431     $46,187,232     $45,533,902


Accumulated Depreciation:

Beginning of year                $16,113,296     $13,941,302     $12,840,967
Depreciation expense               2,062,083       2,173,508       2,460,211
Deletions                           (454,297)         (1,514)     (1,359,876)
Write-down                        (5,007,002)             --              --

End of year                      $12,714,080     $16,113,296     $13,941,302



                        Consent of Independent Auditors


We consent to the incorporation by reference in this Annual Report (Form 10-K) of Commercial Properties 3, L.P. of our report dated February 5, 1996, except for Note 1, as to which the date is March 15, 1996, included in the 1995 Annual Report to Shareholders of Commercial Properties 3, L.P. and Consolidated Ventures.

Our audit also included the financial statements schedule of Commercial Properties 3, L.P. and Consolidated Ventures listed in Item 14(a). This schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.


                                                ERNST & YOUNG LLP

Boston, Massachusetts
February 5, 1996,
except for Note 1, as to which the date is March 15, 1996