Form 10-K, Exhibit 13
period 1996-12-31
HUTTON GSH COMMERCIAL PROPERTIES 3
filed 1997-03-25
CIK 725767

EXHIBIT 13

                  Commercial Properties 3, L.P.
                1996 Annual Report to Unitholders



Commercial Properties 3, L.P. (the "Partnership"), is a limited partnership formed in 1984 to acquire, operate and hold for investment commercial real estate properties. The Partnership's investments are comprised of three office buildings located in Dallas, Texas; Little Rock, Arkansas; and Fort Myers, Florida, and a combined office/warehouse and office/showroom property located in Fort Lauderdale, Florida. Provided below is a comparison of lease levels at the properties as of December 31, 1996 and 1995.


                                                               Percentage
                                                                 Leased
  Property                         Location                   1996      1995
  Metro Park Executive Center      Fort Myers, FL              81%       78%
  Fort Lauderdale Commerce Center  Fort Lauderdale, FL         85%       88%
  Three Financial Centre           Little Rock, AR             94%       94%
  Quorum II Office Building        Dallas, TX                  84%       98%






         Administrative Inquiries       Performance Inquiries/Form 10-Ks
         Address Changes/Transfers      First Data Investor Services Group
         Service Data Corporation       P.O. Box 1527
         2424 South 130th Circle        Boston, Massachusetts 02104-1527
         Omaha, Nebraska 68144-2596     Attn:  Financial Communications
         800-223-3464                   800-223-3464




                      Message to Investors

We are pleased to present the 1996 Annual Report for Commercial Properties 3, L.P. (the "Partnership"). Included in this report is a review of national market conditions, an update of Partnership operations, and financial highlights for the year. Please refer to the Property Profiles & Leasing Update section of this report for additional information regarding local market conditions for each of the Partnership's properties, as well as their operating performance and lease levels at December 31, 1996.

Market Overview

The commercial office market continued to recover throughout the year, particularly in the suburban office sector. Suburban office vacancy rates declined to approximately 11% at year-end 1996 versus approximately 15% a year earlier. Overall, demand for office space continues to increase, bringing about continually lower vacancy rates and, in many regions of the country, enabling property owners to raise rental rates. Accordingly, the availability of financing for investment in this sector has also improved. Conditions in the markets where the Partnership's properties are located generally paralleled those in the national market, and three of the Partnership's four properties reported stable occupancy rates at year-end 1996.

In view of these ongoing improvements in the real estate and capital markets, we believe that the current favorable environment may present opportunities to sell the Partnership's properties. As a result, the General Partners anticipate marketing for sale at least one of the properties in 1997 as various leasing issues are resolved. It should be noted that there can be no assurance that any of the Partnership's future marketing efforts will result in a sale of a property.

Cash Distributions

The Partnership paid cash distributions to Limited Partners totaling $25.30 per Unit for the year ended December 31, 1996, including a fourth quarter cash distribution of $3.00 per Unit that was either credited to your brokerage account or sent directly to you on February 14, 1997. Since inception, the Partnership has paid total cash distributions of $161.81 per original $500 Unit, including $16 per Unit in return of capital payments which have reduced the Unit size from $500 to $484. The timing and amount of future cash distributions will be determined quarterly and will depend on the adequacy of the Partnership's cash flow and cash reserve requirements.

Cash Distributions Per Limited Partnership Unit

               First      Second       Third       Fourth
             Quarter     Quarter     Quarter      Quarter       Total
1995          $2.50       $2.50       $3.25        $5.00        $13.25
1996         $16.30*      $3.00       $3.00        $3.00        $25.30

* Includes a special cash distribution of $13.30 per Unit paid on March 29, 1996.



General Information

As you are probably aware, several third parties have commenced partial tender offers to purchase units of the Partnership at prices which are substantially below the Partnership's Net Asset Value. In response to these offers, we have recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy. Please be assured that if any additional tender offers are made for your units, we will make every effort to provide you with our position regarding those offers on a timely basis.

Summary

In the coming year the General Partners will explore opportunities to sell the Partnership's properties. Additionally, we will continue to focus on leasing vacant space and renewing any leases which are scheduled to expire in 1997 so as to further improve the properties' sales opportunities. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,

Real Estate Services VII, Inc.           Hogan Stanton Investment, Inc.
General Partner                          General Partner of HS Advisors III,
Ltd.

/s/Kenneth L. Zakin                      /s/Mark P. Mikuta

Kenneth L. Zakin                        Mark P. Mikuta
Executive Vice President                President

March 21, 1997





               Property Profiles & Leasing Update


METRO PARK EXECUTIVE CENTER  Fort Myers, Florida
Metro Park Executive Center is situated in a suburban office park just east of the Fort Myers central business district in the Edison Central submarket. The property is one of five class "A" commercial office buildings located within the office park. The property contains 60,597 leasable square feet of commercial office space.

Leasing Update - The General Partners executed one new lease representing 1,212 square feet and two three-year lease renewals representing 3,933 square feet in 1996. In addition, a tenant occupying 4,773 square feet, whose lease expired in December 1996, extended its lease for ten years. As a result, the property was 81% leased at December 31, 1996, compared with 78% at year-end 1995. None of the property's tenants generated rental income in excess of 10% of the Partnership's consolidated rental income. Six leases totaling 24,844 square feet or approximately 41% of the property's space are scheduled to expire during 1997, including one lease for 16,517 square feet.

Fort Myers Market Update - The Fort Myers commercial office market improved during 1996 and vacancy rates declined to approximately 12% for the fourth quarter of 1996, down from approximately 14% for the fourth quarter of 1995. While the Edison Central submarket was adversely impacted by the relocation of several tenants during 1995 outside of the market, the area rebounded during 1996 as vacancy rates for commercial office space declined to approximately 15% at year-end 1996 from approximately 17% at year-end 1995. Rental rates increased slightly and are expected to rise further during the upcoming year.


FORT LAUDERDALE COMMERCE CENTER Fort Lauderdale, Florida
Fort Lauderdale Commerce Center contains 186,884 leasable square feet of office/showroom and office/warehouse space. The property is located in the Cypress Creek submarket in the north central section of Broward County, approximately five miles north of the central business district of Fort Lauderdale.

Leasing Update - During the year, the General Partners executed one new lease representing 5,428 square feet and two lease renewals totaling 14,615 square feet. One tenant, leasing a total of 6,425 square feet pursuant to two leases originally scheduled to expire in July 1996, extended its leases until October 1997. Another tenant, leasing 6,000 square feet, who's lease expired during the fourth quarter, vacated its space in December 1997. As a result, the property was 85% leased at year- end 1996 compared with 88% at year-end 1995. None of the property's tenants accounted for 10% or more of the Partnership's consolidated rental income. The General Partners continue to aggressively market the property's vacant space. During 1997, six leases representing 28,040 square feet or approximately 15% of the property's leasable space, are scheduled to expire. These tenants have been contacted by the General Partners to discuss the renewal of their leases, however, it is uncertain whether they will renew.

Fort Lauderdale Market Update - The Broward County office market remained stable during 1996, ranking among the top markets nationwide. Recent economic indicators, such as the area's low 4% unemployment rate, have contributed to the county's strong position. The vacancy rate for office/service space in Broward County was relatively unchanged from the previous year, and decreased slightly to 7% as of year-end 1996 compared with 7.5% as of year-end 1995. In keeping with these strong conditions, rental rates increased by approximately 12% over the year and the use of rental concessions has been eliminated. The Cypress Creek market, situated in north central Broward County, also benefited from the relatively strong office environment and the vacancy rate for office/service space decreased to 7.8% as of the 1995 fourth quarter, from 12.1% a year earlier. General market conditions are expected to remain healthy in 1997.


THREE FINANCIAL CENTRE  Little Rock, Arkansas
Three Financial Centre is a 123,833 leasable square foot, eight- story brick office building situated in the Financial Centre Complex located in west Little Rock. The property affords easy access to downtown Little Rock and the Little Rock Regional Airport, and is located near two interstate highways, I-630 and I- 430.

Leasing Update - At December 31, 1996, the property's lease level was 94%, unchanged from December 31, 1995. During the year, the General Partners executed two new leases totaling 2,858 square feet and two new short-term leases totaling 1,284 square feet. The General Partners also re-leased 6,533 square feet of the property's vacant space to an existing tenant, which expanded its space to a total of 12,240 square feet and extended its lease for three years. Additionally, two tenants expanded their spaces by a total of 3,205 square feet and renewed their respective leases. However, three tenants leasing a total of 10,580 square feet vacated the premises upon the expiration of their leases during 1996. None of the property's tenants accounted for 10% or more of the Partnership's consolidated rental income. A tenant leasing 4,747 square feet pursuant to a lease that expired on January 31, 1997, vacated its space. No other leases are scheduled to expire during 1997.

Market Update - The Little Rock office market remained relatively stable during the year and the area's overall vacancy rate for office properties remained at 10% for year-end 1996, unchanged from a year earlier. The leasing environment in west Little Rock, the submarket where Three Financial Centre is located, remained very competitive during the year, primarily due to the construction of three new commercial office buildings which were completed in late 1996 and early 1997. Nevertheless, the west Little Rock office market improved during 1996 as evidenced by a decrease in the area's overall vacancy rate for office properties to 6% at year-end 1996 from 8% at year-end 1995. As a result, rental rates increased and property values continued to rise.

As a result of the favorable market conditions combined with the property's stabilized operations, the General Partners will evaluate potential sales opportunities during 1997.


QUORUM II OFFICE BUILDING  Dallas, Texas
Quorum II Office Building is located in the LBJ/Quorum submarket in northwestern Dallas. The property contains 84,094 leasable square feet of commercial office space and affords easy access to Loop 635, Dallas Parkway, the Dallas North Tollway and Inwood Road.

Leasing Update - The General Partners executed two new leases totaling 7,290 square feet during 1996. Additionally, two tenants leasing a total of 10,622 square feet whose leases expired during the year, continue to occupy their respective spaces on a month- to-month basis. However, a tenant leasing 14,175 square feet vacated its space upon the expiration of its lease in November 1996. As a result, the property was 84% leased at December 31, 1996 compared with 98% at December 31, 1995. None of the property's tenants accounted for 10% or more of the Partnership's consolidated rental income. Seven leases representing 28,251 square feet or approximately 34% of the property's leasable area are scheduled to expire in 1997. These tenants have been contacted by the General Partners to discuss the renewal of their leases, however, it is uncertain whether they will renew or extend their terms.

Dallas Market Update - The Dallas commercial real estate market continued to improve in 1996 driven primarily by the region's continued strong employment growth. The area's healthy business climate, low tax rate and high quality of life have led to a steady migration of companies to the region, increasing demand for office space. The LBJ/Quorum submarket, where the property is located, benefited from these conditions, as evidenced by a decrease in the submarket's vacancy rate to 6% at year-end 1996, compared with 9% a year earlier. Additionally, rental rates increased by approximately 10% in 1996 and property values have risen.


                              Financial Highlights


For The Years Ended December 31,
(dollars in thousands except per Unit data)

                                 1996      1995      1994      1993      1992
Total income                  $ 5,279   $ 5,158   $ 4,691   $ 4,211   $ 4,034
Net income (loss)                 568    (3,631)     (332)     (910)     (712)
Total assets                   25,364    27,842    32,837    33,454    35,220
Net cash from operations        2,560     2,168     1,859     1,536     1,592
Net income (loss) per Unit       4.09    (32.87)    (3.00)    (8.24)    (6.45)
Cash distributions per
    Limited Partnership Unit    25.30(1)  13.25      5.50      4.00     14.00

(1) Includes a special cash distribution of $13.30 per Unit paid on March 29, 1996.

The above selected financial data should be read in conjunction with the consolidated financial statements and related notes included in this report.

- The change to net income in 1996 from net loss in 1995 is primarily attributable to a $3,928,998 loss recognized in 1995 on the write down of the Quorum II Office Building, implemented in compliance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The net income is also attributable to lower depreciation and amortization and higher rental income 1996.

- Net cash from operations increased in 1996 primarily due to higher net income.



Consolidated Balance Sheets                   At December 31,   At December 31,
                                                        1996              1995
Assets
Property:
 Land                                           $  5,808,694      $  5,808,694
 Buildings, building improvements and equipment   30,831,532        31,446,737
                                                  36,640,226        37,255,431
 Less accumulated depreciation                   (13,546,913)      (12,714,080)
                                                  23,093,313        24,541,351

Cash and cash equivalents                          1,228,502         2,134,370
Restricted cash                                      232,330           237,566
Accounts and rent receivable, net of
 allowance for doubtful accounts of
 $5,444 in 1996 and $5,486 in 1995                    40,090            64,616
Deferred rent receivable                             205,718           230,626
Prepaid leasing costs and other assets,
 net of accumulated amortization of $805,502
 in 1996 and $900,609 in 1995                        563,611           633,476
  Total Assets                                  $ 25,363,564      $ 27,842,005
Liabilities and Partners' Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses          $    249,517      $    257,185
 Due to affiliates                                     5,941             8,479
 Distributions payable                               338,282           563,804
 Security deposits payable                           215,026           214,388
  Total Liabilities                                  808,766         1,043,856
Minority Interest                                    263,477           221,337

Partners' Capital (Deficit):
 General Partners                                   (368,069)         (402,866)
 Limited Partners (109,378 units outstanding)     24,659,390        26,979,678
  Total Partners' Capital                         24,291,321        26,576,812
  Total Liabilities and Partners' Capital       $ 25,363,564      $ 27,842,005




Consolidated Statements of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994
                                            General       Limited
                                           Partners      Partners         Total
Balance at December 31, 1993              $(299,811)  $32,953,585   $32,653,774
Net Loss                                     (3,315)     (328,219)     (331,534)
Distributions                               (18,606)     (601,579)     (620,185)
Balance at December 31, 1994               (321,732)   32,023,787    31,702,055
Net Loss                                    (36,312)   (3,594,850)   (3,631,162)
Distributions                               (44,822)   (1,449,259)   (1,494,081)
Balance at December 31, 1995               (402,866)   26,979,678    26,576,812
Net Income                                  120,389       447,248       567,637
Distributions                               (85,592)   (2,767,536)   (2,853,128)
Balance at December 31, 1996              $(368,069)  $24,659,390   $24,291,321



Consolidated Statements of Operations
For the years ended December 31,                  1996         1995        1994
Income
Rental                                      $5,209,134  $ 5,047,528  $4,641,823
Interest                                        69,645      110,529      49,446
  Total Income                               5,278,779    5,158,057   4,691,269
Expenses
Property operating                           2,291,679    2,283,025   2,231,683
Loss on write-down of real estate                    -    3,928,998           -
Depreciation and amortization                2,074,246    2,278,567   2,388,925
General and administrative                     269,716      248,607     240,074
Bad debt                                        33,361            -      77,710
  Total Expenses                             4,669,002    8,739,197   4,938,392
Net income (loss) before minority interest     609,777   (3,581,140)   (247,123)
Minority interest                              (42,140)     (50,022)    (84,411)

  Net Income (Loss)                         $  567,637  $(3,631,162) $ (331,534)
Net Income (Loss) Allocated:
To the General Partners                     $  120,389  $   (36,312) $   (3,315)
To the Limited Partners                        447,248   (3,594,850)   (328,219)
                                            $  567,637  $(3,631,162) $ (331,534)
Per limited partnership unit
(109,378 outstanding)                            $4.09      $(32.87)     $(3.00)




Consolidated Statements of Cash Flows
For the years ended December 31,                 1996         1995         1994
Cash Flows From Operating Activities
Net Income (Loss)                         $   567,637  $(3,631,162)  $ (331,534)
Adjustments to reconcile net income(loss)
to net cash provided by operating
activities:
 Minority interest                             42,140       50,022       84,411
 Loss on write-down of real estate                  -    3,928,998            -
 Depreciation                               1,834,784    2,062,083    2,173,508
 Amortization                                 239,462      216,484      215,417
 Increase (decrease) in cash arising
 from changes in operating assets and
 liabilities:
  Restricted cash                               5,236      (21,487)      (3,925)
  Accounts and rent receivable, net            24,526      (36,290)     112,971
  Deferred rent receivable                     24,908        4,620     (136,873)
  Notes receivable                                  -            -       51,403
  Prepaid leasing costs and other assets     (169,597)    (203,967)    (237,210)
  Accounts payable and accrued expenses        (7,668)    (210,984)     (91,761)
  Due to affiliates                            (2,538)        (696)       5,139
  Security deposits payable                       638        9,923       17,235
Net cash provided by operating activities   2,559,528    2,167,544    1,858,781
Cash Flows From Investing Activities
 Additions to real estate                    (386,746)    (458,496)    (504,597)
Net cash used for investing activities       (386,746)    (458,496)    (504,597)
Cash Flows From Financing Activities
 Cash distributions                        (3,078,650)  (1,212,179)    (451,044)
Net cash used for financing activities     (3,078,650)  (1,212,179)    (451,044)
Net increase (decrease) in cash and cash
 equivalents                                 (905,868)     496,869      903,140
Cash and cash equivalents, beginning of
 period                                     2,134,370    1,637,501      734,361
Cash and cash equivalents, end of period $ 1,228,502 $ 2,134,370 $ 1,637,501 Supplemental Schedule of Non-Cash
Investing Activity:
 Additions to real estate assets
 capitalized but unpaid at end of period  $         -  $         -  $   150,247



Notes to the Consolidated Financial Statements
December 31, 1996, 1995 and 1994

1. Organization
Commercial Properties 3, L.P. (the "Partnership") was organized as a limited partnership under the laws of the Commonwealth of Virginia pursuant to a Certificate and Agreement of Limited Partnership dated and filed April 19, 1984 (the "Partnership Agreement"). The Partnership was formed for the purpose of acquiring and operating certain types of commercial real estate. The General Partners of the Partnership are Real Estate Services VII, Inc. ("Real Estate Services"), formerly Hutton Real Estate Services VII, Inc. , which is an affiliate of Lehman Brothers Inc. ("Lehman Brothers") and HS Advisors III, Ltd. ("HS Advisors"), which is an affiliate of Goodman Segar Hogan, Inc. The Partnership will continue until December 31, 2010, unless terminated sooner in accordance with the terms of the Partnership Agreement.

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

On March 15, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution.

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

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121") which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long- lived assets that are expected to be disposed of. Pursuant to this issuance, the Partnership implemented FAS 121 in the fourth quarter of 1995. The effect of the adoption was the recognition of an impairment loss on the Partnership's investments in real estate in 1995 in the amount of $3,928,998 (see note 4).

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

Prepaid Leasing Costs - Leases are accounted for as operating leases. Leasing commissions are amortized over the terms of the respective leases.

Income Taxes - No provision for income taxes has been made in the financial statements of the Partnership since such taxes are the responsibility of the individual partners rather than of the Partnership.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments " ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

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

Reclassifications - Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

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

Fort Lauderdale               Fort Lauderdale,           Fee
Commerce Center    186,884    Florida      4/18/85       Simple     $12,843,569

Quorum II                     Dallas,
Office Building     84,094    Texas        6/12/85       (A)        $12,995,384



(A) The Partnership is the General Partner in a Limited Partnership.

The Joint Venture and Limited Partnership agreements substantially provide that:

i.   Net cash from operations will be distributed 100% to the Partnership until
     it has received an    annual, noncumulative return on its adjusted capital
     balance, as defined, of 10.5% for Three     Financial Centre, 12% for
     Metro Park, and 10% for Quorum. With regard to Three Financial Centre, net cash from operations will then be distributed 100% to the co-venturer
     until it has   received an annual amount of $115,000. Thereafter, any
     remaining net cash from operations will     be distributed 80% to the
     Partnership and 20% to the respective co- venturers.

ii.  Net proceeds from a refinancing or other interim capital transaction of
     the properties will be   distributed 100% to the Partnership until it has
     received 115% of its capital contribution and a cumulative return of 10.5% for Three Financial Centre, 12% for Metro Park, and 10% for
     Quorum on its adjusted capital investment, as defined. With regard to Three Financial Centre, net proceeds will then be distributed 100% to the co-venturer until it has received $1,100,000. Thereafter, any remaining
     net proceeds will be distributed in amounts ranging from 75% to 80%    to
     the Partnership and the balance to the respective co-venturers.

iii. Net proceeds from a sale of the properties will generally be distributed to the venturers, pro rata in accordance with each venturer's capital account balance.

iv.  Income will be allocated in substantially the same manner as net cash from
     operations.  For     Three Financial Centre and Metro Park, net income in
     excess of net cash from operations distributed in such year shall be
     allocated 80% to the Partnership and 20% to the co-venturers.     Losses
     and all depreciation will generally be allocated 100% to the Partnership.

During the fourth quarter of 1995, management evaluated its plans for the Quorum II Office Building ("Quorum II"). At such time, management concluded that it may not hold Quorum II for a period sufficient for rental rates to improve and the Partnership to recover its December 31, 1995 carrying value. As a consequence of this decision, and pursuant to the requirements of FAS 121, the Partnership recognized an impairment loss of $3,928,998 to write down Quorum II to it estimated fair value of $4.6 million as of December 31, 1995. The loss is reflected as a loss on the write-down of real estate in the accompanying consolidated statement of operations. Fair value was determined using an independent appraisal of the operating property, which is consistent with that used to determine the Partnership's Net Asset Value. Such appraisals make use of a combination of certain generally accepted valuation techniques, including direct capitalization, discounted cash flows and comparative sales analysis.

5. Rental Income Under Operating Leases
Future minimum rental income to be received on noncancellable operating leases as of December 31, 1996 is as follows:

                 1997            $ 3,640,026
                 1998              2,478,158
                 1999              1,529,119
                 2000              1,723,324
                 2001                526,642
                 Thereafter          328,211
                                 $10,225,480

Generally, leases are for terms of 2 to 10 years and contain renewal options. The leases allow for increases in certain property operating costs to be passed on to the tenants.

6. Transactions with General Partners and Affiliates
The following is a summary of amounts earned by, or reimbursed to, the General Partners and their affiliates for property management fees and out-of-pocket expenses during the years ended December 31, 1996, 1995 and 1994:

                              Unpaid at                    Earned
                           December 31,
                                   1996         1996        1995         1994
Real Estate Services and
affiliates
Out-of-pocket expenses           $3,175      $12,895     $     -      $20,951

HS Advisors and affiliates
  Out of pocket expenses              -        6,039           -        7,275
  Property management fees (GSH)  2,766       32,219      31,815       30,291
                                 $5,941      $51,153     $31,815      $58,517


7. Reconciliation of Financial Statement Net Loss to Federal Income Tax Basis Net Income (Loss)
                                                  Years Ended December 31,
                                               1996          1995        1994
Financial statement net income (loss)     $ 567,637   $(3,631,162)  $(331,534)
Tax basis depreciation over
  financial statement depreciation         (224,715)       (8,921)   (192,309)
Write-down of real estate                         -     3,928,998           -
Deferred rent                                   212        23,757     (82,128)
Minority interest adjustment                (12,041)        3,343      10,133
Prepaid rent                                      -       (47,283)     48,674
Bad debt expense                                (42)            -         134
Federal income tax basis
  net income (loss)                       $ 331,051   $   268,732   $(547,030)





                         Report of Independent Auditors



The Partners
Commercial Properties 3, L.P.
and Consolidated Ventures


We have audited the accompanying consolidated balance sheets of Commercial Properties 3, L.P. and Consolidated Ventures as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, the consolidated financial position of Commercial Properties 3, L.P. and Consolidated Ventures at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepting accounting principles.

As discussed in Note 2 to the financial statements, in 1995 the Partnership changed its method of accounting for impairment of long-lived assets.



                                                        ERNST & YOUNG LLP

Boston, Massachusetts
February 3, 1997




                              Net Asset Valuation

  Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per $484 Unit at December 31, 1996 (Unaudited)


                                                   Acquisition   1996 Appraised
Property                    Date of Acquisition       Cost (1)        Value (2)
Metro Park Executive Center            01-17-85    $ 5,543,159      $ 3,600,000
Three Financial Centre                 01-22-85     11,378,512       11,800,000
Fort Lauderdale Commerce Center        04-18-85     14,125,050       11,400,000
Quorum II Office Building              06-12-85     13,939,093        6,200,000
                                                   $44,985,814      $33,000,000

Cash and cash equivalents                                             1,228,502
Accounts and rent receivable                                             40,090
                                                                     34,268,592
Less:
  Accounts payable and accrued expenses                                (249,517)
  Due to affiliates                                                      (5,941)
  Distribution payable                                                 (338,282)
  Minority Interest                                                    (263,477)

Partnership Net Asset Value (3)                                     $33,411,375

Net Asset Value Allocated:
  Limited Partners                                                  $33,077,261
  General Partners                                                      334,114
                                                                    $33,411,375
Net Asset Value Per Unit
    (109,378 units outstanding)                                        $ 302.41

(1) The acquisition cost of each property is comprised of fundings made through December 31, 1996, the acquisition fee paid to the General Partners and an amount estimated to fund the completion of tenant improvements.

(2) This represents the Partnership's share of the December 31, 1996 Appraised Values which were determined by an independent property appraisal firm. The Partnership's share of the December 31, 1996 Appraised Values takes into account the allocation provisions of the Joint Venture and Limited Partnership Agreements governing the distribution of sales proceeds for each of the above properties.

(3) The Net Asset Value assumes a hypothetical sale at December 31, 1996 of all Partnership properties at their appraised values and the distribution of the proceeds of such sales, together with the Partnership's cash and the proceeds from temporary investments, to the Partners. Real estate brokerage commissions payable to the General Partners or others are not determinable at this time and have not been included in the determination. Since the Partnership would incur real estate brokerage commissions and other selling expenses in connection with the sale of its properties and other assets, cash available for distribution to the Partners would be less than the appraised Net Asset Value.

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