Form 10-K, Exhibit 13
period 1997-12-31
HUTTON GSH COMMERCIAL PROPERTIES 3
filed 1998-03-31
CIK 725767

EXHIBIT 13

                         Commercial Properties 3, L.P.
       1997 Annual Report to Unitholders Commercial Properties 3, L.P.




    Commercial Properties 3, L.P. (the "Partnership"), is a limited partnership formed in 1984 to acquire, operate and hold for investment commercial real estate properties. The Partnership's investments are comprised of a combined office/warehouse and office/ showroom property located in Fort Lauderdale, Florida and three office buildings located in Dallas, Texas; Little Rock, Arkansas and Fort Myers, Florida. Provided below is a comparison of lease levels at the properties as of December 31, 1997 and 1996.



                                                                 Percentage
                                                                   Leased
      Property                         Location                1997      1996
      Metro Park Executive Center      Fort Myers, FL           86%       81%
      Fort Lauderdale Commerce Center  Fort Lauderdale, FL      82%       85%
      Three Financial Centre           Little Rock, AR          95%       94%
      Quorum II Office Building        Dallas, TX               91%       84%






                                    Contents

                     1   Message to Investors
                     3   Property Profiles & Leasing Update
                     5   Financial Highlights
                     6   Consolidated Financial Statements
                     9   Notes to the Consolidated Financial Statements
                    14   Report of Independent Auditors
                    15   Net Asset Valuation









Administrative Inquiries                    Performance Inquiries/Form 10-Ks
Address Changes/Transfers                   First Data Investor Services Group
P.O. Box 1527 2424 South 130th Circle       Boston, Massachusetts 02104-1527
Omaha, Nebraska 68144-2596                  Attn:  Financial Communications
800-223-3464                                800-223-3464



                              Message to Investors

We are pleased to present the 1997 Annual Report for Commercial Properties 3, L.P. (the "Partnership"). Included in this report is a review of national market conditions, an update of Partnership operations, and financial highlights for the year. Please refer to the Property Profiles & Leasing Update section of this report for additional information regarding local market conditions for each of the Partnership's properties, as well as their operating performance and lease levels at December 31, 1997.

Market Overview
The commercial office market continued to improve during 1997, with a strong economy increasing demand for office space in most areas of the country. Vacancy rates for office properties nationwide declined to 11.4% at year-end 1997, compared with 13.1% a year earlier. Lease rates and property values also showed steady improvement in many areas, including the areas where the Partnership's properties are located. These favorable operating conditions, however, have encouraged new development, and construction has increased in many areas. Permitting activity is particularly high in the Dallas and Fort Lauderdale markets where two of the Partnership's properties are located. Competition for tenants will likely intensify in the future as these development projects are completed, however, it is expected that operating conditions and property values will remain stable in the near term.

In consideration of these strong operating conditions, the General Partners have decided to begin marketing the properties for sale and are currently in the process of selecting brokers to assist with their marketing efforts. In addition, the Partnership continues to make capital improvements to better position the properties in their respective markets. To fund these improvements and maintain adequate cash reserves, it may be necessary to suspend distributions in the future. It is important to note, however, that as the properties are sold, the net sales proceeds will be distributed to the partners.

Cash Distributions
The Partnership paid cash distributions to limited partners totaling $12.00 per Unit for the year ended December 31, 1997, including a fourth quarter cash distribution of $3.00 per Unit that was either credited to your brokerage account or sent to you on February 25, 1998. Since inception, the Partnership has paid total cash distributions of $173.81 per original $500 Unit, including $16.00 per Unit in return of capital payments which have reduced the Unit size from $500 to $484.

Cash Distributions Per Limited Partnership Unit

                First       Second      Third       Fourth
              Quarter      Quarter    Quarter      Quarter           Total
1996           $16.30*       $3.00      $3.00        $3.00          $25.30
1997            $3.00        $3.00      $3.00        $3.00          $12.00

* Includes a special cash distribution of $13.30 per Unit paid on March 29, 1996.


General Information
As you are probably aware, several third parties have commenced partial tender offers to purchase units of the Partnership at prices which are below the Partnership's net asset value. In response to these offers, we have recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy.



Summary
We will continue our efforts to sell the Partnership's properties, distribute the net sales proceeds to the partners and subsequently dissolve the Partnership. In the interim, we will continue to focus on leasing the vacant space at all of the properties. We will keep you apprised of our progress in these endeavors and other significant developments affecting your investment in future reports.

Very truly yours,

Real Estate Services VII, Inc.              Hogan Stanton Investment, Inc.
General Partner Ltd.                        General Partner of HS Advisors III,

/s/ Jeffrey C. Carter                       /s/ Mark P. Mikuta
Jeffrey C. Carter                           Mark P. Mikuta
President                                   President

March 26, 1998


                       Property Profiles & Leasing Update


METRO PARK EXECUTIVE CENTER  Fort Myers, Florida

The Metro Park Executive Center is situated in a suburban office park just east of the Fort Myers central business district in the Edison Central submarket. The property, contains 60,597 leasable square feet of commercial office space and is one of five class "A" commercial office buildings located within the office park.

Leasing Update The General Partners executed three new leases representing 1,856 square feet and three lease renewals during 1997, including a renewal for 16,517 square feet that was schedule to expire at year end. In addition, a tenant occupying 725 square feet vacated its space. As a result, the property was 86% leased at December 31, 1997 compared with 81% at year-end 1996. Three leases totaling 7,812 square feet or approximately 13% of the property's space are scheduled to expire during 1998.

Fort Myers Market Update

The Fort Myers commercial office market remained competitive during 1997. Vacancy rates for the Edison Central submarket, which had been declining for the past three years, increased during the year to 14% at year-end 1997, compared with 11.9% at year-end 1996. Still recovering from the 1995 relocation of several large tenants to another market, the area experienced negative absorption in 1997, and rental rates declined slightly from the previous year. Although there has been no new speculative construction since the late 1980s and none planned in the near future, conditions are likely to remain competitive in 1998.

FORT LAUDERDALE COMMERCE CENTER  Fort Lauderdale, Florida

The Fort Lauderdale Commerce Center is located in the Central Broward submarket of Broward County, approximately five miles north of the central business district of Fort Lauderdale. The property contains 186,884 leasable square feet of office/showroom and office/warehouse space.

Leasing Update The General Partners executed four new leases representing 28,354 square feet and one lease renewal totaling 6,484 square feet during the year. Four tenants, leasing a total of 26,621 square feet, vacated their space in 1997. As a result, the property was 82% leased at year-end 1997 compared with 85% at year-end 1996. During 1998, one lease representing 2,620 square feet or approximately 1% of the property's leasable space, is scheduled to expire.

Fort Lauderdale Market Update
The Broward County office market showed notable improvement from 1996 as vacancies declined and rental rates rose, reflecting the strong influx of new businesses to the area. Vacancy for the Central Broward submarket decreased from 10.7% in the third quarter of 1996 to 8.5% in the third quarter of 1997. Vacancy rates are expected to decrease even further in the coming year. These healthy conditions have given rise to an increase in new office construction; the Central Broward submarket gained 156,000 square feet in 1997, and Broward County as a whole currently has 1.3 million square feet under construction. Much of the new construction, however, is pre-leased or sold, and conditions are expected to remain strong through 1998.


THREE FINANCIAL CENTRE  Little Rock, Arkansas

Three Financial Centre affords easy access to downtown Little Rock, two interstate highways, I-630 and I-430 and the Little Rock Regional Airport. The property is a 123,833 leasable square foot, eight-story brick office building situated in the Financial Centre Complex located in west Little Rock.

Leasing Update During the year, one tenant leasing 2,541 square feet expanded its lease to a total of 3,569 square feet. Additionally, a lease which was scheduled to expire on December 31, 1997, was renewed on a month-to-month basis, and one tenant leasing 4,747 square feet vacated its space. At December 31, 1997, the property's lease level was 95%, up slightly from 94% a year earlier. Eight leases representing 38,727 square feet are scheduled to expire during 1998, representing 31% of the property's leasable area.

Market Update Although market conditions in Little Rock remained stable during 1997, the west Little Rock submarket continued to recover from the construction of three new commercial office buildings which were completed in late 1996 and early 1997. The area's overall vacancy rate for office properties climbed to 10.1% at year-end 1997 compared with 8% a year earlier. Until the new space is leased, competition for tenants in the area is likely to remain strong.


QUORUM II OFFICE BUILDING  Dallas, Texas

Quorum II Office Building contains 84,094 leasable square feet of commercial office space and is located in the Quorum Business Park in the Far North Dallas submarket of Dallas. The property affords easy access to Loop 635, the Dallas North Tollway and Inwood Road.

Leasing Update During 1997, the General Partners executed two new leases totaling 27,895 square feet. Additionally, one tenant leasing a total of 6,740 square feet, whose lease was to expire during the year, renewed and expanded it's leasable space to 9,687 square feet. One tenant occupying 970 square feet renewed their lease for an additional two years. However, four tenants leasing 44,604 square feet vacated their space during 1997. As a result, the property was 91% leased at December 31, 1997 compared with 84% at December 31, 1996. Five leases representing 27,552 square feet or approximately 33% of the property's leasable area are scheduled to expire in 1998.

Dallas Market Update The Dallas commercial real estate market remained strong in 1997, as the healthy business climate and low tax rates continued to attract businesses to the area. The Far North Dallas submarket, where Quorum II is located, exemplifies these favorable conditions, as reflected in its 9.4% vacancy rate at year-end 1997 and a significant increase in average rental rates. As a result of these strong conditions, construction is moderate with approximately 2.5 million square feet under construction. Financial Highlights


For The Years Ended December 31,
(dollars in thousands except per Unit data)

                             1997      1996       1995      1994       1993
Total income              $ 5,109   $ 5,279    $ 5,158   $ 4,691    $ 4,211
Net income (loss)              43       568     (3,631)     (332)      (910)
Total assets               24,464    25,364     27,842    32,837     33,454
Net cash from operations    2,194     2,560      2,168     1,859      1,536
Net income (loss) per Unit   (.23)     4.09     (32.87)    (3.00)     (8.24)
Cash distributions per                      1
 Limited Partnership Unit   12.00     25.30      13.25      5.50       4.00

1 Includes a special cash distribution of $13.30 per Unit paid on March 29, 1996.

The above selected financial data should be read in conjunction with the consolidated financial statements and related notes included in this report.

    The decrease in total income reflects lower rental income due to lower average occupancy at Quorum II Office Building. Additionally, rental income was higher in 1996 due to the collection of lease cancellation fees at Three Financial Centre.

    The decrease in net income and net cash from operations is primarily attributable to lower overall occupancy and higher property operating and general and administrative expenses.


Consolidated Balance Sheets        At December 31, 1997   At December 31, 1996
Assets
Property:
 Land                                        $5,808,694             $5,808,694
 Buildings, building improvements
 and equipment                               31,133,800             30,831,532
                                             36,942,494             36,640,226
Less accumulated depreciation               (14,910,677)           (13,546,913)
                                             22,031,817             23,093,313

Cash and cash equivalents                     1,273,014              1,228,502
Restricted cash                                 222,883                232,330
Accounts and rent receivable,
 net of allowance for doubtful accounts of
 $5,444 in 1997 and 1996                         80,601                 40,090
Deferred rent receivable                        152,030                205,718
Prepaid leasing costs and other assets,
 net of accumulated amortization of
 $664,496 in 1997 and $805,502 in 1996          704,043                563,611
   Total Assets                             $24,464,388            $25,363,564
Liabilities and Partners' Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses         $437,027               $249,517
 Due to affiliates                               55,270                  5,941
 Distributions payable                          338,282                338,282
 Prepaid rent                                    58,937                      _
 Security deposits payable                      222,883                215,026
  Total Liabilities                           1,112,399                808,766
Minority Interest                               370,936                263,477

Partners' Capital (Deficit):
 General Partners                              (340,932)              (368,069)
 Limited Partners
 (109,378 units outstanding)                 23,321,985             24,659,390
  Total Partners' Capital                    22,981,053             24,291,321
  Total Liabilities and Partners' Capital   $24,464,388            $25,363,564



Consolidated Statements of Partners' Capital (Deficit)
For the years ended December 31, 1997, 1996 and 1995
                                        General         Limited
                                       Partners        Partners           Total
Balance at December 31, 1994          $(321,732)    $32,023,787     $31,702,055
Net Loss                                (36,312)     (3,594,850)     (3,631,162)
Distributions                           (44,822)     (1,449,259)     (1,494,081)
Balance at December 31, 1995           (402,866)     26,979,678      26,576,812
Net Income                              120,389         447,248         567,637
Distributions                           (85,592)     (2,767,536)     (2,853,128)
Balance at December 31, 1996           (368,069)     24,659,390      24,291,321
Net Income (Loss)                        67,729         (24,869)         42,860
Distributions                           (40,592)     (1,312,536)     (1,353,128)
Balance at December 31, 1997          $(340,932)    $23,321,985     $22,981,053


Consolidated Statements of Operations
For the years ended December 31,           1997            1996            1995
Income
Rental                               $5,031,723      $5,209,134     $ 5,047,528
Interest                                 77,701          69,645         110,529
  Total Income                        5,109,424       5,278,779       5,158,057
Expenses
Property operating                    2,392,473       2,291,679       2,283,025
Loss on write-down of real estate             _               _       3,928,998
Depreciation and amortization         2,089,050       2,074,246       2,278,567
General and administrative              477,582         269,716         248,607
Bad debt                                      _          33,361               _
  Total Expenses                      4,959,105       4,669,002       8,739,197
Net income (loss) before
minority interest                       150,319         609,777      (3,581,140)
Minority interest                      (107,459)        (42,140)        (50,022)
  Net Income (Loss)                  $   42,860        $567,637     $(3,631,162)
Net Income (Loss) Allocated:
To the General Partners              $   67,729      $  120,389     $   (36,312)
To the Limited Partners                 (24,869)        447,248      (3,594,850)
                                     $   42,860      $  567,637     $(3,631,162)
Per limited partnership unit
(109,378 outstanding)                $     (.23)     $     4.09     $    (32.87)



Consolidated Statements of Cash Flows
For the years ended December 31,                  1997         1996        1995
Cash Flows From Operating Activities
Net Income (Loss)                             $ 42,860     $567,637 $(3,631,162)
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
 Minority interest                             107,459       42,140      50,022
 Loss on write-down of real estate                   _            _   3,928,998
 Depreciation                                1,858,297    1,834,784   2,062,083
 Amortization                                  230,753      239,462     216,484
 Increase (decrease) in cash arising from
 changes in operating assets and liabilities:
  Restricted cash                                9,447        5,236     (21,487)
  Accounts and rent receivable, net            (40,511)      24,526     (36,290)
  Deferred rent receivable                      53,688       24,908       4,620
  Prepaid leasing costs and other assets      (371,185)    (169,597)   (203,967)
  Accounts payable and accrued expenses        187,510       (7,668)   (210,984)
  Due to affiliates                             49,329       (2,538)       (696)
  Prepaid rent                                  58,937            _           _
  Security deposits payable                      7,857          638       9,923
Net cash provided by operating activities    2,194,441    2,559,528   2,167,544
Cash Flows From Investing Activities
 Additions to real estate                     (796,801)    (386,746)   (458,496)
Net cash used for investing activities        (796,801)    (386,746)   (458,496)
Cash Flows From Financing Activities
 Cash distributions                         (1,353,128)  (3,078,650) (1,212,179)
Net cash used for financing activities      (1,353,128)  (3,078,650) (1,212,179)
Net increase (decrease) in cash and
 cash equivalents                               44,512     (905,868)    496,869
Cash and cash equivalents,
 beginning of period                         1,228,502    2,134,370   1,637,501
Cash and cash equivalents, end of period    $1,273,014   $1,228,502  $2,134,370



Notes to the Consolidated Financial Statements
December 31, 1997, 1996 and 1995

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

Deferred Rent Receivable - Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the terms of the respective leases even though rent is not received until later periods as a result of rental escalation's.

Prepaid Leasing Costs - Leases are accounted for as operating leases. Leasing commissions are amortized over the terms of the respective leases.

Income Taxes - No provision for income taxes has been made in the financial statements of the Partnership since such taxes are the responsibility of the individual partners rather than of the Partnership.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

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

                     Net
                  Leasable
                   Square                        Date       Type of     Purchase
Property Name       Feet       Location        Acquired    Ownership     Price
Metro Park                     Fort Myers,                  Joint
Executive Center   60,597      Florida          1/17/85     Venture   $5,136,504

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

ii.  Net proceeds from a refinancing or other interim capital transaction of
the properties will be   distributed 100% to the Partnership until it has
received 115% of its capital contribution and a  cumulative return of 10.5% for
Three Financial Centre, 12% for Metro Park, and 10% for      Quorum on its
adjusted capital investment, as defined. With regard to Three Financial Centre, net proceeds will then be distributed 100% to the co- venturer until it
has received $1,100,000.   Thereafter, any remaining net proceeds will be
distributed in amounts ranging from 75% to 80% to the Partnership and the balance to the respective co- venturers.

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

5. Rental Income Under Operating Leases Future minimum rental income to be received on noncancellable operating leases as of December 31, 1997 is as follows:

                 1998             $3,761,848
                 1999              2,833,601
                 2000              2,107,372
                 2001              1,278,908
                 2002                868,526
                 Thereafter          766,762
                                 $11,617,017

Generally, leases are for terms of 2 to 10 years and contain renewal options. The leases allow for increases in certain property operating costs to be passed on to the tenants.

6. Transactions with General Partners and Affiliates The following is a summary of amounts earned by, or reimbursed to, the General Partners and their affiliates for property management fees and out-of-pocket expenses during the years ended December 31, 1997, 1996 and 1995:

                                   Unpaid at
                                 December 31,                Earned
                                        1997        1997      1996        1995
Real Estate Services and affiliates
    Out-of-pocket expenses          $      _    $      _   $12,895     $     _
    Salary reimbursement              52,480     111,862         _           _
HS Advisors and affiliates
   Out of pocket expenses                  _       3,196     6,039           _
   Property management fees (GSH)      2,790      37,995    32,219      31,815
                                    $ 55,270    $153,053   $51,153     $31,815

Effective as of January 1, 1997, the Partnership began reimbursing certain expenses incurred by Real Estate Services VII, Inc. and its affiliates in servicing the Partnership to the extent permitted by the partnership agreement. In prior years, affiliates of the Real Estate Services VII, Inc. general partner had voluntarily absorbed these expenses.

7. Reconciliation of Financial Statement Net Loss to Federal Income Tax Basis Net Income (Loss):
                                                     Years Ended December 31,
                                                  1997       1996          1995
Financial statement net income (loss)         $ 42,860  $ 567,637   $(3,631,162)
Tax basis depreciation over
 financial statement depreciation             (203,613)  (224,715)       (8,921)
 Write-down of real estate                           _          _     3,928,998
 Deferred rent                                  53,688        212        23,757
 Minority interest adjustment                  107,459    (12,041)        3,343
Prepaid rent                                         _          _       (47,283)
Bad debt expense                                     _        (42)            _
Federal income tax basis
 net income (loss)                            $    394  $ 331,051   $   268,732


                         Report of Independent Auditors



The Partners
Commercial Properties 3, L.P.
and Consolidated Ventures


We have audited the accompanying consolidated balance sheets of Commercial Properties 3, L.P. and Consolidated Ventures as of December 31, 1997 and 1996, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above represent fairly, in all material respects, the consolidated financial position of Commercial Properties 3, L.P. and Consolidated Ventures at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepting accounting principles.

As discussed in Note 2 to the financial statements, in 1995 the Partnership changed its method of accounting for impairment of long-lived assets.

                                                        ERNST & YOUNG LLP

Boston, Massachusetts
February 3, 1998




                              Net Asset Valuation

             Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per $484 Unit at December 31, 1997
                                  (Unaudited)


                                       Date of    Acquisition     1997 Appraised
Property                             Acquisition     Cost (1)          Value (2)
Metro Park Executive Center            01-17-85    $5,543,159        $3,400,000
Three Financial Centre                 01-22-85    11,378,512        11,600,000
Fort Lauderdale Commerce Center        04-18-85    14,125,050        11,550,000
Quorum II Office Building              06-12-85    13,939,093         7,250,000
                                    $44,985,814   $33,800,000
Cash and cash equivalents                                             1,273,014
Accounts and rent receivable                                             80,601
                                                                     35,153,615
Less:
  Accounts payable and accrued expenses                                (437,027)
  Due to affiliates                                                     (55,270)
  Prepaid rent                                                          (58,937)
  Minority Interest                                                    (370,936)

Partnership Net Asset Value (3)                                     $34,231,445

Net Asset Value Allocated:
  Limited Partners                                                  $33,889,131
  General Partners                                                      342,314
                                                                    $34,231,445
Net Asset Value Per Unit
    (109,378 units outstanding)                                        $ 309.83

(1) The acquisition cost of each property is comprised of fundings made through December 31, 1997, the acquisition fee paid to the General Partners and an amount estimated to fund the completion of tenant improvements.

(2) This represents the Partnership's share of the December 31, 1997 Appraised Values which were determined by an independent property appraisal firm. The Partnership's share of the December 31, 1997 Appraised Values takes into account the allocation provisions of the Joint Venture and Limited Partnership Agreements governing the distribution of sales proceeds for each of the above properties.

(3) The Net Asset Value assumes a hypothetical sale at December 31, 1997 of all Partnership properties at their appraised values and the distribution of the proceeds of such sales, together with the Partnership's cash and the proceeds from temporary investments, to the Partners. Real estate brokerage commissions payable to the General Partners or others are not determinable at this time and have not been included in the determination. Since the Partnership would incur real estate brokerage commissions and other selling expenses in connection with the sale of its properties and other assets, cash available for distribution to the Partners would be less than the appraised Net Asset Value.

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



Schedule III - Real Estate and Accumulated Depreciation
December 31, 1997

                                 Fort Lauderdale                    Three
Consolidated Ventures:           Commerce Center         Financial Centre

Location                      Ft. Lauderdale, FL          Little Rock, AR
Construction date                           1985                     1984
Aquisition date                         04-18-85                 01-22-85
Life on which depreciation
is computed                             1-25 yrs                 1-25 yrs
Encumbrances                                   _                        _
Initial cost to Partnership:
   Land                              $ 2,741,551             $  1,018,332
   Buildings and
   improvements                       12,613,916               10,419,160
Cost capitalized
subsequent to aquisition
  Land, buildings
  and improvements                      (289,578)                (262,490)
Gross amount at which
carried at close of period(1):
  Land                               $ 2,741,551             $  1,018,332
  Buildings and
  improvements                        12,226,730               10,174,626
                                      14,968,281               11,192,958
Accumulated depreciation (2)         $ 6,263,209             $  5,431,736

(1) For Federal income tax purposes, the basis of land, building and improvements is $49,181,397.
(2) For Federal income tax purposes, the amount of accumulated depreciation is $28,456,087.



Consolidated Ventures:              Metro Park        Quorum II          Total
                              Executive Center  Office Building
Location                       Fort Myers, FL        Dallas, TX             na
Construction date                        1984              1985             na
Aquisition date                      01-07-85          06-12-85             na
Life on which depreciation
is computed                          1-25 yrs          1-25 yrs             na
Encumbrances                                _                 _              _
Initial cost to Partnership:
   Land                          $    548,643        $1,500,168    $ 5,808,694
   Buildings and
   improvements                     5,315,077         3,098,584     31,446,737
Cost capitalized
subsequent to aquisition
  Land, buildings
  and improvements                   (197,249)          134,112       (615,205)
Gross amount at which
carried at close of period(1):
  Land                           $    548,643        $1,500,168    $ 5,808,694
  Buildings and
  improvements                      5,131,910         3,600,534     31,133,800
                                    5,680,553         5,100,702     36,942,494
Accumulated depreciation (2)     $  2,591,642           624,090    $14,910,677

(1) For Federal income tax purposes, the basis of land, building and improvements is $49,181,397.
(2) For Federal income tax purposes, the amount of accumulated depreciation is $28,456,087.


A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1997, 1996, and 1995 follows:

                                       1997              1996              1995
Real estate investments:
Beginning of year               $36,640,226       $37,255,431       $46,187,232
Additions                           796,801           386,746           458,496
Write-down                                _                 _        (8,936,000)
Deletions                          (494,533)       (1,001,951)         (454,297)
End of year                     $36,942,494       $36,640,226       $37,255,431

Accumulated depreciation:
Beginning of year               $13,546,913       $12,714,080       $16,113,296
Depreciation expense              1,858,297         1,834,784         2,062,083
Deletions                          (494,533)       (1,001,951)         (454,297)
Write-down                                _                 _        (5,007,002)
End of year                     $14,910,677       $13,546,913       $12,714,080