Form 10-K, Exhibit 13
period 1998-12-31
HUTTON GSH COMMERCIAL PROPERTIES 3
filed 1999-03-30
CIK 725767

EXHIBIT 13

                          Commercial Properties 3, L.P.
                        1998 Annual Report to Unitholders

--------------------------------------------------------------------------------
                          COMMERCIAL PROPERTIES 3, L.P.
--------------------------------------------------------------------------------




      Commercial Properties 3, L.P. (the "Partnership") is a limited partnership formed in 1984 to acquire, operate and hold for investment commercial real estate properties. The Partnership's current investments are comprised of a combined office/warehouse and office/showroom property located in Fort Lauderdale, Florida and one office building located in Little Rock, Arkansas. Provided below is a comparison of lease levels at the properties as of December 31, 1998 and 1997.


                                                              Percentage
                                                                Leased

      Property                          Location              1998   1997
      --------                          --------              ----   ----
      Fort Lauderdale Commerce Center   Fort Lauderdale, FL    85%    82%
      Three Financial Centre            Little Rock, AR        96%    95%






                                    Contents

                1  Message to Investors

                3  Property Profiles & Leasing Update

                4  Consolidated Financial Statements

                7  Notes to the Consolidated Financial Statements

               12  Report of Independent Auditors

               13  Net Asset Valuation

1

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------


We are pleased to present the 1998 Annual Report for Commercial Properties 3, L.P. (the "Partnership"). This report includes a review of the early 1999 sales of Quorum II Office Building and Metro Park Executive Center and an update on our marketing efforts relating to Fort Lauderdale Commerce Center and Three Financial Centre. The Property Profiles & Leasing Update section on page 3 of this report provides information regarding local market conditions for the Partnership's remaining properties, as well as their operating performance during 1998. Also included are financial highlights and the Partnership's audited financial statements for the year ended December 31, 1998.

Sales and Marketing Update
As previously reported, on January 12, 1999, the Partnership closed on the sale of the Quorum II Office Building in Dallas, Texas to an unaffiliated purchaser for approximately $7,653,598, net of closing adjustments and selling costs. In addition, on February 9, 1999, the Partnership closed on the sale of Metro Park Executive Center in Fort Meyers, Florida to an unaffiliated purchaser for approximately $3,853,000, net of closing adjustments and selling costs. A special cash distribution representing the net proceeds from the sales of these properties will be distributed to the Limited Partners in the near future.

We are actively marketing the Partnership's remaining two properties for sale and have engaged real estate brokerage firms to assist in our marketing efforts. In December 1998, the Partnership executed a purchase and sale agreement with an unaffiliated buyer for the Fort Lauderdale Commerce Center. The buyer has completed its due diligence review, and the closing is currently scheduled for March 31, 1999. While we currently anticipate that both properties will be sold during 1999, there can be no assurance that the sales will occur within this time frame. Once these remaining properties are sold, we will distribute the net proceeds, together with the Partnership's remaining cash reserves (after payment of, or provision for, the Partnership's liabilities and expenses), and subsequently dissolve the Partnership.

Cash Distributions
During 1998, the Partnership paid cash distributions to Limited Partners totaling $10 per Unit. Since inception, the Partnership has paid total cash distributions of $183.81 per original $500 Unit, including $16 per Unit in return of capital payments which have reduced the Unit size from $500 to $484. In consideration of the Partnership's marketing efforts and the need to fund several capital improvements at the properties to better position them for sale, quarterly cash distributions were suspended commencing with the 1998 third quarter distribution. As discussed above, as properties are sold, we will distribute the net proceeds to the Limited Partners.

Financial Highlights
Provided below is a review of Partnership operations for the year ended December 31st of the indicated years:

                                                         1998         1997
      --------------------------------------------------------------------
      Total Income                                 $5,787,987   $5,031,723
      Property Operating Expenses                   2,323,191    2,392,473
      Net Income                                    1,747,214       42,860
      Net Cash provided by Operating Activities     2,951,091    2,194,441
      --------------------------------------------------------------------

  o Total income was higher in 1998 primarily due to increased rental income at the Partnership's properties.

  o   Property operating expenses declined slightly for 1998 compared to 1997.

  o The increase in net income is primarily attributable to the higher rental income discussed above, and a decrease in depreciation expense as a result of the re-classification of the properties as "Real estate assets held for disposition."

  o Net cash provided by operating activities was greater in 1998 as compared to 1997 due to an increase in rental income.

General Information
We are pleased to have successfully completed the sales of the Quorum II Office Building and Metro Park Business Center earlier this year and will keep you updated with respect to our efforts at the remaining two properties in future reports. In the interim, questions regarding the Partnership should be directed to your Financial Consultant or Partnership Investor Services. All requests for a change of address or transfer should be submitted in writing to the Partnership's administrative agent at P.O. Box 7090, Troy, MI 48007-7090. Partnership Investor Services can be reached at (617) 342-4225, and the Partnership's administrative agent can be reached at (248) 637-7900.

Very truly yours,

Real Estate Services VII, Inc.          Hogan Stanton Investment, Inc.
General Partner                         General Partner of HS Advisors III, Ltd.



Michael T. Marron                       Mark P. Mikuta
President                               President

March 30, 1999

3

--------------------------------------------------------------------------------
                       PROPERTY PROFILES & LEASING UPDATE
--------------------------------------------------------------------------------


FORT LAUDERDALE COMMERCE CENTER  Fort Lauderdale, Florida

The Fort Lauderdale Commerce Center is located in the Central Broward sub-market of Broward County, approximately five miles north of the central business district of Fort Lauderdale. The property contains 186,884 leasable square feet of office/showroom and office/warehouse space.

Leasing Update Two new leases, totaling 6,563 square feet were executed during the year. One tenant, totaling 4,100 square feet, vacated its space in 1998. As a result, the property was 85% occupied at year-end 1998 compared with 82% at year-end 1997. During 1999, four leases, totaling 15,968 square feet or approximately 8.5% of the property's leasable space, are scheduled to expire.

Market Update Vacancy rates within the Fort Lauderdale Commerce Center submarket continued to improve during 1998 and averaged 8% through the third quarter of 1998 compared to 10% for the corresponding period in 1997. Rental rates have remained stable despite new construction in the various Broward County submarkets. Rental rates in the submarket which includes the property continue to remain among the highest in Broward County.

THREE FINANCIAL CENTRE  Little Rock, Arkansas

Three Financial Centre affords easy access to downtown Little Rock, two interstate highways, I-630 and I-430 and the Little Rock Regional Airport. The property is a 123,833 leasable square foot, eight-story brick office building in the Financial Centre Complex located in West Little Rock.

Leasing Update During the year we executed four new leases representing 16,424 square feet and one lease renewal totaling 10,563 square feet. The renewal tenant reduced its space by 8,468 square feet. In addition, two tenants representing 6,770 square feet vacated the property. As of December 31, 1998, the property was 96% occupied, slightly higher than 95% one year earlier. Eight leases representing 41,544 square feet are scheduled to expire during 1999, representing 35% of the property's leasable area.

Market Update The Little Rock office market remained stable during the past year with an overall 1998 average occupancy rate of 87%. Three Financial Centre is located within the West Little Rock submarket, a prestigious submarket with more than 4.4 million square feet. It is also one of the area's strongest sub-markets, with a 1998 average occupancy rate of approximately 90%, despite the addition in 1998 of three new office buildings representing about 75,000 square feet.

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
                                                     At December 31,   At December 31,
                                                               1998              1997
-------------------------------------------------------------------------------------
Assets
Property:
  Land                                                 $         --      $  5,808,694
  Buildings, building improvements and equipment                 --        31,133,800
                                                       ------------------------------
                                                                 --        36,942,494
  Less accumulated depreciation                                  --       (14,910,677)
                                                       ------------------------------
                                                                 --        22,031,817
Real estate assets held for disposition                  22,429,538                --
Cash and cash equivalents                                 2,246,926         1,273,014
Restricted cash                                             143,536           222,883
Accounts and rent receivable, net of allowance
  for doubtful accounts of $5,444 in 1998 and
  $5,444 in 1997                                            136,156            80,601
Deferred rent receivable                                         --           152,030
Prepaid leasing costs and other assets, net of
  accumulated amortization of $664,496 in 1997               51,093           704,043
-------------------------------------------------------------------------------------
      Total Assets                                     $ 25,007,249      $ 24,464,388
=====================================================================================
Liabilities and Partners' Capital (Deficit)
Liabilities:
  Accounts payable and accrued expenses                $    512,546      $    437,027
  Due to affiliates                                          47,930            55,270
  Distributions payable                                          --           338,282
  Prepaid rent                                                   --            58,937
  Security deposits payable                                 240,423           222,883
                                                       ------------------------------
      Total Liabilities                                     800,899         1,112,399
                                                       ------------------------------
Minority Interest                                           605,691           370,936
                                                       ------------------------------
Partners' Capital (Deficit):
  General Partners                                         (255,803)         (340,932)
  Limited Partners (109,378 units outstanding)           23,856,462        23,321,985
                                                       ------------------------------
      Total Partners' Capital                            23,600,659        22,981,053
-------------------------------------------------------------------------------------
      Total Liabilities and Partners' Capital          $ 25,007,249      $ 24,464,388
=====================================================================================



-------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
For the years ended December 31, 1998, 1997and 1996
                                              General         Limited
                                             Partners        Partners           Total
-------------------------------------------------------------------------------------
Balance at December 31, 1995                $(402,866)    $26,979,678     $26,576,812
Net Income                                    120,389         447,248         567,637
Distributions                                 (85,592)     (2,767,536)     (2,853,128)
-------------------------------------------------------------------------------------
Balance at December 31, 1996                 (368,069)     24,659,390      24,291,321
Net Income (Loss)                              67,729         (24,869)         42,860
Distributions                                 (40,592)     (1,312,536)     (1,353,128)
-------------------------------------------------------------------------------------
Balance at December 31, 1997                 (340,932)     23,321,985      22,981,053
Net Income (Loss)                             118,957       1,628,257       1,747,214
Distributions                                 (33,828)     (1,093,780)     (1,127,608)
-------------------------------------------------------------------------------------
Balance at December 31, 1998                $(255,803)    $23,856,462     $23,600,659
=====================================================================================


See accompanying notes to the consolidated financial statements.

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Income
Rental                                    $ 5,719,841     $ 5,031,723     $ 5,209,134
Interest                                       68,146          77,701          69,645
                                          -------------------------------------------
      Total Income                          5,787,987       5,109,424       5,278,779
-------------------------------------------------------------------------------------
Expenses
Property operating                          2,323,191       2,392,473       2,291,679
Depreciation and amortization               1,077,837       2,089,050       2,074,246
General and administrative                    404,990         477,582         269,716
Bad debt                                           --              --          33,361
                                          -------------------------------------------
      Total Expenses                        3,806,018       4,959,105       4,669,002
                                          -------------------------------------------
Net income before minority interest         1,981,969         150,319         609,777
Minority interest                            (234,755)       (107,459)        (42,140)
                                          -------------------------------------------
      Net Income                          $ 1,747,214     $    42,860     $   567,637
=====================================================================================
Net Income (Loss) Allocated:
To the General Partners                   $   118,957     $    67,729     $   120,389
To the Limited Partners                     1,628,257         (24,869)        447,248
-------------------------------------------------------------------------------------
                                          $ 1,747,214     $    42,860     $   567,637
=====================================================================================
Per limited partnership unit
(109,378 outstanding)                         $ 14.89          $ (.23)        $  4.09
-------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net Income                                $ 1,747,214     $    42,860     $   567,637
Adjustments to reconcile net income
to net cash provided by operating
activities:
  Minority interest                           234,755         107,459          42,140
  Depreciation                                954,030       1,858,297       1,834,784
  Amortization                                123,807         230,753         239,462
  Increase (decrease) in cash arising
  from changes in operating assets and
  liabilities:
    Restricted cash                            79,347           9,447           5,236
    Accounts and rent receivable, net         (55,555)        (40,511)         24,526
    Deferred rent receivable                   50,521          53,688          24,908
    Prepaid leasing costs and
    other assets                             (209,810)       (371,185)       (169,597)
    Accounts payable and accrued
    expenses                                   75,519         187,510          (7,668)
    Due to affiliates                          (7,340)         49,329          (2,538)
    Prepaid rent                              (58,937)         58,937              --
    Security deposits payable                  17,540           7,857             638
                                          -------------------------------------------
Net cash provided by operating
activities                                  2,951,091       2,194,441       2,559,528
-------------------------------------------------------------------------------------
Cash Flows From Investing Activities
  Additions to real estate                   (511,289)       (796,801)       (386,746)
                                          -------------------------------------------
Net cash used for investing activities       (511,289)       (796,801)       (386,746)
-------------------------------------------------------------------------------------
Cash Flows From Financing Activities
  Cash distributions                       (1,465,890)     (1,353,128)     (3,078,650)
                                          -------------------------------------------
Net cash used for financing activities     (1,465,890)     (1,353,128)     (3,078,650)
-------------------------------------------------------------------------------------
Net increase (decrease) in cash and
cash equivalents                              973,912          44,512        (905,868)
Cash and cash equivalents,
beginning of period                         1,273,014       1,228,502       2,134,370
                                          -------------------------------------------
Cash and cash equivalents,
end of period                             $ 2,246,926     $ 1,273,014     $ 1,228,502
=====================================================================================
Supplemental Disclosure of Non-Cash Operating Activities:
In connection with the General Partners' intent to sell the Property, real estate held for investment, deferred rent receivable and prepaid leasing commissions in the amount of $21,403,550, $101,362, and $628,865, respectively, were reclassified to
"Real estate assets held for disposition" in June of 1998.
-------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996

1. Organization
Commercial Properties 3, L.P. (the "Partnership") was organized as a limited partnership under the laws of the Commonwealth of Virginia pursuant to a Certificate and Agreement of Limited Partnership dated and filed April 19, 1984 (the "Partnership Agreement"). The Partnership was formed for the purpose of acquiring and operating certain types of commercial real estate. The General Partners of the Partnership are Real Estate Services VII, Inc. ("Real Estate Services"), formerly Hutton Real Estate Services VII, Inc., which is an affiliate of Lehman Brothers Inc. ("Lehman Brothers") and HS Advisors III, Ltd. ("HS Advisors"), which is an affiliate of Goodman Segar Hogan, Inc. The General Partners expect to liquidate the Partnership in 1999.

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

Real Estate Held for Disposition - During 1998, the Partnership engaged brokers to market the Partnership's remaining Properties for sale. In view of the anticipated sale of the Properties, the Partnership's real estate assets, deferred rent receivable and prepaid leasing costs, which had a carrying value of $22,429,538 at December 31, 1998, were reclassified as Real Estate Assets Held for Disposition and were no longer depreciated or amortized.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121") which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Pursuant to this issuance, the Partnership implemented FAS 121 in the fourth quarter of 1995. The effect of the adoption was the recognition of an impairment loss on the Partnership's investments in real estate in 1995 in the amount of $3,928,998.

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES

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

Deferred Rent Receivable - Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the terms of the respective leases even though rent is not received until later periods as a result of rental escalations. During 1998 deferred rent receivable was reclassified as real estate assets held for disposition and was no longer amortized.

Prepaid Leasing Costs - Leases are accounted for as operating leases. Leasing commissions are amortized over the terms of the respective leases. During 1998 leasing commissions were reclassified as real estate assets held for disposition and were no longer amortized.

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

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES

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

Losses and all depreciation for any fiscal year shall be allocated 99% to the Limited Partners and 1% to the General Partners, provided, however, that the deficit balance of the General Partners' capital account does not exceed the amount they are required to contribute upon dissolution of the Partnership, as discussed below.

If income exceeds the amount of net cash from operations distributable to the Partners for any fiscal year, the excess will be allocated (1) 100% to the General Partners in an amount equal to the excess, if any, of General Partners' deficit in their capital accounts, over an amount equal to 1% of the total capital contributions to the Partnership as reduced by the amount of the General Partners' capital contributions and (2) 99% to the Limited Partners and 1% to the General Partners. If income does not exceed the amount of net cash from operations distributable to the Partners for any fiscal year, income will be allocated 90% to the Limited Partners and 10% to the General Partners. In 1998, income was allocated to the General Partners such that their deficit did not increase beyond their obligations required by the Partnership Agreement, as discussed below.

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

                       Net
                  Leasable
                    Square                           Date      Type of       Purchase
Property Name         Feet       Location        Acquired    Ownership          Price
-------------------------------------------------------------------------------------

Metro Park                    Fort Myers,                      Joint
Executive Center    60,597    Florida             1/17/85      Venture    $ 5,136,504

Three Financial               Little Rock,                     Joint
Centre             123,833    Arkansas            1/22/85      Venture    $10,452,005

Fort Lauderdale               Fort Lauderdale,                 Fee
Commerce Center    186,884    Florida             4/18/85      Simple     $12,843,569

Quorum II                     Dallas,
Office Building     84,094    Texas               6/12/85      (A)        $12,995,384
-------------------------------------------------------------------------------------

(A) The Partnership is the General Partner in a Limited Partnership.

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES

The Joint Venture and Limited Partnership agreements substantially provide or provided that:

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

ii. Net proceeds from a refinancing or other interim capital transaction of the properties will be distributed 100% to the Partnership until it has received 115% of its capital contribution and a cumulative return of 10.5% for Three Financial Centre, 12% for Metro Park, and 10% for Quorum on its adjusted capital investment, as defined. With regard to Three Financial Centre, net proceeds will then be distributed 100% to the co-venturer until it has received $1,100,000. Thereafter, any remaining net proceeds will be distributed 80% to the Partnership and 20% to the respective co-venturers.

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

On January 12, 1999, the Partnership completed the sale of Quorum II Office Building to an unaffiliated partnership, CMD Realty Investment Fund IV, L.P. ("CMD"), for a selling price of approximately $7,653,000, net of closing adjustments and selling costs. The selling price was determined by arm's length negotiations between the Partnership and CMD. The sale is expected to result in a gain on sale of real estate in the amount of approximately $2,953,000, which will be reflected in the Partnership's consolidated statement of operations for the three months ended March 31, 1999.

On February 9, 1999, the Partnership completed the sale of Metro Park Business Center to an unaffiliated partnership, Triad Properties Holdings, Ft. Myers, Ltd. ("TPH"), for a selling price of approximately $3,853,000, net of closing adjustments and selling costs. The selling price was determined by arm's length negotiations between the Partnership and TPH. The sale is expected to result in a gain on sale of real estate in the amount of approximately $634,000, which will be reflected in the Partnership's consolidated statement of operations for the three months ended March 31, 1999.

The General Partners are currently marketing the Partnership's remaining two properties for sale. While it is anticipated that the properties will be sold and the Partnership dissolved during 1999, there can be no assurance that the sales will occur within this time frame.

5. Rental Income Under Operating Leases
Future minimum rental income to be received on noncancelable operating leases as of December 31, 1998 on the two remaining properties is as follows:

                   -------------------------------------------
                   1999                             $2,505,782
                   2000                              1,852,142
                   2001                                885,088
                   2002                                463,194
                   2003                                286,577
                   Thereafter                          115,616
                   -------------------------------------------
                                                    $6,108,399
                                                    ==========

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES

Generally, leases are for terms of 2 to 10 years and contain renewal options. The leases allow for increases in certain property operating costs to be passed on to the tenants.

6. Transactions with General Partners and Affiliates

The following is a summary of amounts earned by, or reimbursed to, the General Partners and their affiliates for property management fees and out-of-pocket expenses during the years ended December 31, 1998, 1997 and 1996:

                                        Unpaid at                 Earned
                                      December 31,   --------------------------------
                                             1998        1998        1997        1996
-------------------------------------------------------------------------------------
Real Estate Services and affiliates
  Out-of-pocket expenses                 $     --    $     --    $     --    $ 12,895
  Salary reimbursement                     34,100      59,283     111,862          --
HS Advisors and affiliates
  Out of pocket expenses                       --       1,504       3,196       6,039
  Property management fees (GSH)           13,830      33,192      37,995      32,219
-------------------------------------------------------------------------------------
                                         $ 47,930    $ 93,979    $153,053    $ 51,153
                                         --------------------------------------------

Commencing January 1, 1997, the Partnership began reimbursing certain expenses incurred by Real Estate Services VII, Inc. and its affiliates in servicing the Partnership to the extent permitted by the partnership agreement. In prior years, affiliates of the Real Estate Services VII, Inc., general partner, had voluntarily absorbed these expenses.

7. Reconciliation of Financial Statement Net Loss to Federal Income Tax Basis Net Income (Loss)

                                                    Years Ended December 31,
                                          -------------------------------------------
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Financial statement net income (loss)     $ 1,747,214     $    42,860     $   567,637
Tax basis depreciation and amortization
  over financial statement depreciation
  and amortization                         (1,155,094)       (203,613)       (224,715)
Deferred rent                                  50,521          53,688             212
Minority interest                             234,755         107,459         (12,041)
Bad debt expense                                   --              --             (42)
-------------------------------------------------------------------------------------
Federal income tax basis
  net income                              $   877,396     $       394     $   331,051
                                          ===========================================

12

--------------------------------------------------------------------------------
                         REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------



General and Limited Partners
Commercial Properties 3, L.P.
and Consolidated Ventures


We have audited the accompanying consolidated balance sheets of Commercial Properties 3, L.P. and Consolidated Ventures as of December 31, 1998 and 1997, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above represent fairly, in all material respects, the consolidated financial position of Commercial Properties 3, L.P. and Consolidated Ventures at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepting accounting principles.


                                                /s/ERNST & YOUNG LLP

New York, New York
February 5, 1999

13

--------------------------------------------------------------------------------
                               NET ASSET VALUATION
--------------------------------------------------------------------------------


             Comparison of Acquisition Costs to Estimated Value and Determination of Net Asset Value Per $484 Unit at December 31, 1998 (Unaudited)

                                                           Acquisition   1998 Estimated
Property                             Date of Acquisition      Cost (1)            Value
---------------------------------------------------------------------------------------
Metro Park Executive Center(3)                  01-17-85   $ 5,543,159      $ 3,853,000
Three Financial Centre(2)                       01-22-85    11,378,512        9,825,000
Fort Lauderdale Commerce Center(2)              04-18-85    14,125,050       12,885,000
Quorum II Office Building(3)                    06-12-85    13,939,093        7,653,000
                                                           -----------      -----------
                                                           $44,985,814       34,216,000
                                                           ===========
Cash and cash equivalents                                                     2,246,926
Accounts and rent receivable                                                    136,156
                                                                            -----------
                                                                             36,599,082
Less:
     Accounts payable and accrued expenses                                     (512,546)
     Due to affiliates                                                          (47,930)
     Minority Interest                                                         (605,691)
                                                                            -----------
Partnership Net Asset Value(4)                                              $35,432,915
                                                                            ===========

Net Asset Value Allocated:
     Limited Partners                                                       $35,078,586
     General Partners                                                           354,329
                                                                            -----------
                                                                            $35,432,915
                                                                            ===========
Net Asset Value Per Unit
     (109,378 units outstanding)                                               $ 320.71
---------------------------------------------------------------------------------------

(1) The acquisition cost of each property is comprised of fundings made through December 31, 1998, the acquisition fee paid to the General Partners and an amount estimated to fund the completion of tenant improvements.

(2) This represents the Partnership's share of the December 31, 1998 estimated values which were determined by the General Partners, with the assistance of the broker engaged to market the properties. The Partnership's share of the December 31, 1998 estimated value takes into account the allocation provisions of the joint venture and limited partnership agreements governing the distribution of sales proceeds for each of the above properties.

(3) Estimated value is based on the actual net sales price of the property.

(4) The Net Asset Value assumes a hypothetical sale on December 31, 1998 of the Partnership's properties at their estimated values and the distribution of the net proceeds to Limited Partners in the liquidation of the Partnership. Real estate brokerage commissions and other costs associated with selling Three Financial Centre and Fort Lauderdale Commerce Center are not determinable at this time and as such are not included in the calculation. Since the Partnership would incur these expenses in the sale of its remaining properties, cash available for the distribution to the Partners would be less than the Net Asset Value. The current market value of the Units may differ substantially from their Net Asset Value.

Limited Partners should note that properties' values are estimated and the actual values realizable upon sale may be significantly different. The estimated value does not reflect the actual costs which would be incurred in selling the properties. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the estimated value of the Partnership's properties and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.

Schedule III - Real Estate and Accumulated Depreciation
December 31, 1998

                                    Fort Lauderdale               Three          Metro Park          Quorum II
Consolidated Ventures:              Commerce Center    Financial Centre    Executive Center    Office Building          Total
-----------------------------------------------------------------------------------------------------------------------------

Location                         Ft. Lauderdale, FL     Little Rock, AR      Fort Myers, FL         Dallas, TX             na

Construction date                              1985                1984                1984               1985             na
Acquisition date                           04-18-85            01-22-85            01-07-85           06-12-85             na
Life on which depreciation
in latest income statements
is computed                                1-25 yrs            1-25 yrs            1-25 yrs           1-25 yrs             na
Encumbrances                                     --                  --               --                 --                --
Initial cost to Partnership:
  Land                                  $ 2,741,551         $ 1,018,332         $   548,643        $ 1,500,168    $ 5,808,694
  Buildings and
  improvements                           12,613,916          10,419,160           5,315,077          3,098,584     31,446,737
Costs capitalized
subsequent to acquisition:
  Land, buildings
  and improvements                         (254,845)           (140,595)            (21,677)           615,469        198,352
  Deferred rent                             181,811            (151,449)             27,150             43,997        101,509
  Leasing commissions                       239,008             153,859              84,712            261,375        738,954

Gross amount at which
carried at close of period(1):
  Land                                  $ 2,741,551         $ 1,018,332         $   548,643        $ 1,500,168    $ 5,808,694
  Buildings and
  improvements                           12,359,070          10,278,565           5,293,400          3,714,053     31,645,089
  Deferred rent                             181,811            (151,449)             27,150             43,997        101,509
  Leasing commissions                       239,008             153,859              84,712            261,375        738,954
                                        -------------------------------------------------------------------------------------
                                         15,521,440          11,299,307           5,953,905          5,519,593     38,294,245
                                        -------------------------------------------------------------------------------------

Accumulated depreciation(2)             $ 6,625,167         $ 5,686,253         $ 2,734,507        $   818,780    $15,864,707
-----------------------------------------------------------------------------------------------------------------------------

(1) For Federal income tax purposes, the basis of land, building and improvements is $49,692,685.
(2) For Federal income tax purposes, the amount of accumulated depreciation is $30,534,290.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1998, 1997 and 1996 follows:

                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Real estate investments:
Beginning of year                         $36,942,494     $36,640,226     $37,255,431
Additions                                   1,351,751         796,801         386,746
Deletions                                          --        (494,533)     (1,001,951)
                                          -------------------------------------------
End of year                               $38,294,245     $36,942,494     $36,640,226
                                          -------------------------------------------

Accumulated depreciation:
Beginning of year                         $14,910,677     $13,546,913     $12,714,080
Depreciation expense                          954,030       1,858,297       1,834,784
Deletions                                          --        (494,533)     (1,001,951)
                                          -------------------------------------------
End of year                               $15,864,707     $14,910,677     $13,546,913
-------------------------------------------------------------------------------------