Form 10-K, Exhibit 13
period 1999-12-31
HUTTON GSH COMMERCIAL PROPERTIES 3
filed 2000-03-30
CIK 725767

EXHIBIT 13

                          Commercial Properties 3, L.P.
                        1999 Annual Report to Unitholders

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------




Presented for your review is the 1999 Annual Report for Commercial Properties 3, L.P. (the "Partnership"). As discussed in previous reports, the Partnership sold three properties during 1999, Quorum II Office Building, Metro Park Executive Center and Ft. Lauderdale Commerce Center. In addition, the Partnership's final property, Three Financial Centre, was sold in January of this year. This report includes an overview on the sale of this property and the Partnership's audited financial statements for the year ended December 31, 1999.

Sale Update
We are pleased to report that Three Financial Centre was sold on January 31, 2000 for net sales proceeds of approximately $10,130,000. The buyer, an affiliate of the joint venture partner, was selected following a competitive bidding process organized by the real estate brokerage firm engaged to assist in the sale of the property. A special cash distribution representing a majority of the sales proceeds is expected to be paid to the Limited Partners in April. In addition, the Partnership is expected to terminate during the second quarter of this year following the expiration of the representations and warranties associated with the sale. The Partnership's remaining cash reserves (after payment of, or provision for, the Partnership's liabilities and expenses) will be distributed to the Limited Partners following termination.

Cash Distributions
The Partnership paid a special cash distribution in the amount of $200.56 per Unit in September 1999, resulting from the sale of three properties during the first half of 1999. As discussed above, Limited Partners will receive a special cash distribution resulting from the sale of the Partnership's final property in the near future.

General Information
Additional information regarding the payment of your final cash distributions and the termination of the Partnership will be included in future correspondence. In the interim, questions regarding the Partnership should be directed to your Financial Consultant or Partnership Investor Services. All requests for a change of address or transfer should be submitted in writing to the Partnership's administrative agent at P.O. Box 7090, Troy, MI 48007-7090. Partnership Investor Services can be reached at (617) 342-4225, and the Partnership's administrative agent can be reached at (248) 637-7900.

Very truly yours,

Real Estate Services VII, Inc.       Hogan Stanton Investment, Inc.
General Partner                      General Partner of HS Advisors III, Ltd.



Michael T. Marron                    Mark P. Mikuta
President                            President

March 30, 2000

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES


------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
                                                          At December 31,   At December 31,
                                                                    1999              1998
------------------------------------------------------------------------------------------
Assets
Real estate assets held for disposition                     $  5,974,046      $ 22,429,538
Cash and cash equivalents                                      4,785,516         2,246,926
Restricted cash                                                   78,031           143,536
Accounts and rent receivable, net of allowance for
  doubtful accounts of $96,362 in 1999 and $5,444 in 1998         65,401           136,156
Prepaid expenses and other assets                                 21,282            51,093
------------------------------------------------------------------------------------------
      Total Assets                                          $ 10,924,276      $ 25,007,249
==========================================================================================
Liabilities and Partners' Capital (Deficit)
Liabilities:
  Accounts payable and accrued expenses                     $    233,207      $    512,546
  Due to affiliates                                               48,376            47,930
  Prepaid rent                                                    17,581                --
  Security deposits payable                                       78,031           240,423
                                                            ------------------------------
      Total Liabilities                                          377,195           800,899
                                                            ------------------------------
Minority Interest                                                701,361           605,691
                                                            ------------------------------
Partners' Capital (Deficit):
  General Partners                                              (393,353)         (255,803)
  Limited Partners (109,378 units outstanding)                10,239,073        23,856,462
                                                            ------------------------------
      Total Partners' Capital                                  9,845,720        23,600,659
------------------------------------------------------------------------------------------
      Total Liabilities and Partners' Capital               $ 10,924,276      $ 25,007,249
==========================================================================================


------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
For the years ended December 31, 1999, 1998 and 1997

                                               General           Limited
                                              Partners          Partners             Total
------------------------------------------------------------------------------------------
Balance at December 31, 1996                $ (368,069)     $ 24,659,390      $ 24,291,321
Net Income (Loss)                               67,729           (24,869)           42,860
Distributions                                  (40,592)       (1,312,536)       (1,353,128)
------------------------------------------------------------------------------------------
Balance at December 31, 1997                  (340,932)       23,321,985        22,981,053
Net Income                                     118,957         1,628,257         1,747,214
Distributions                                  (33,828)       (1,093,780)       (1,127,608)
------------------------------------------------------------------------------------------
Balance at December 31, 1998                  (255,803)       23,856,462        23,600,659
Net Income                                      84,030         8,319,030         8,403,060
Distributions                                 (221,580)      (21,936,419)      (22,157,999)
------------------------------------------------------------------------------------------
Balance at December 31, 1999                $ (393,353)     $ 10,239,073      $  9,845,720
==========================================================================================

See accompanying notes to the consolidated financial statements.              2

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES


--------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,
                                                    1999           1998           1997
--------------------------------------------------------------------------------------
Income
Rental                                       $ 2,530,185    $ 5,719,841    $ 5,031,723
Interest                                         783,312         68,146         77,701
                                             -----------------------------------------
      Total Income                             3,313,497      5,787,987      5,109,424
--------------------------------------------------------------------------------------
Expenses
Property operating                             1,142,270      2,323,191      2,392,473
Depreciation and amortization                     28,522      1,077,837      2,089,050
General and administrative                       454,088        404,990        477,582
                                             -----------------------------------------
      Total Expenses                           1,624,880      3,806,018      4,959,105
                                             -----------------------------------------
Net income before minority interest            1,688,617      1,981,969        150,319
Minority interest                               (117,047)      (234,755)      (107,459)
                                             -----------------------------------------
Income before gain on sale of real estate      1,571,570      1,747,214         42,860
Gain on sale of real estate                    6,831,490             --             --
                                             -----------------------------------------
      Net Income                             $ 8,403,060    $ 1,747,214    $    42,860
======================================================================================
Net Income (Loss) Allocated:
To the General Partners                      $    84,030    $  118,957     $    67,729
To the Limited Partners                        8,319,030     1,628,257         (24,869)
--------------------------------------------------------------------------------------
                                             $ 8,403,060    $1,747,214     $    42,860
======================================================================================
Per limited partnership unit
(109,378 outstanding)                        $     76.06    $     14.89    $      (.23)
--------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.              3

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES


---------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
                                                                 1999           1998           1997
---------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net Income                                               $  8,403,060    $ 1,747,214    $    42,860
Adjustments to reconcile net income to net cash
provided by operating activities:
  Minority interest                                           117,047        234,755        107,459
  Depreciation                                                 15,460        954,030      1,858,297
  Amortization                                                 13,062        123,807        230,753
  Bad debt                                                     90,918             --             --
  Gain on sale of real estate                              (6,831,490)            --             --
  Increase (decrease) in cash arising from changes
  in operating assets and liabilities:
    Restricted cash                                            65,505         79,347          9,447
    Accounts and rent receivable                              (20,163)       (55,555)       (40,511)
    Deferred rent receivable                                   55,576         50,521         53,688
    Prepaid expenses and other assets                          29,811       (209,810)      (371,185)
    Accounts payable and accrued expenses                    (279,339)        75,519        187,510
    Due to affiliates                                             446         (7,340)        49,329
    Prepaid rent                                               17,581        (58,937)        58,937
    Security deposits payable                                (162,392)        17,540          7,857
                                                         ------------------------------------------
Net cash provided by operating activities                   1,515,082      2,951,091      2,194,441
---------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
  Proceeds from sale of real estate                        23,874,794             --             --
  Additions to real estate                                         --       (511,289)      (796,801)
  Additions to real estate held for disposition              (671,910)            --             --
                                                         ------------------------------------------
Net cash provided by (used for) investing activities       23,202,884       (511,289)      (796,801)
---------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
  Cash distributions                                      (22,157,999)    (1,465,890)    (1,353,128)
  Cash distributions to minority interest joint venture       (21,377)            --             --
                                                         ------------------------------------------
Net cash used for financing activities                    (22,179,376)    (1,465,890)    (1,353,128)
---------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                   2,538,590        973,912         44,512
Cash and cash equivalents, beginning of period              2,246,926      1,273,014      1,228,502
                                                         ------------------------------------------
Cash and cash equivalents, end of period                 $  4,785,516    $ 2,246,926    $ 1,273,014
===================================================================================================
Supplemental Disclosure of Non-Cash Operating Activities: In connection with the General Partners'
intent to sell the Property, real estate held for investment, deferred rent receivable and prepaid leasing commissions in the amount of $21,403,550, $101,362, and $628,865, respectively, were reclassified to "Real estate assets held for disposition" in June of 1998.
---------------------------------------------------------------------------------------------------
Supplemental Disclosure of Non-Cash Investing Activities:
Write-off of leasing commissions on vacated tenants      $    209,345    $        --    $        --
Write-off of tenant improvements on vacated tenants            56,014             --             --
---------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.              4

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997

1.  Organization
Commercial Properties 3, L.P. (the "Partnership") was organized as a limited partnership under the laws of the Commonwealth of Virginia pursuant to a Certificate and Agreement of Limited Partnership dated and filed April 19, 1984 (the "Partnership Agreement"). The Partnership was formed for the purpose of acquiring and operating certain types of commercial real estate. The General Partners of the Partnership are Real Estate Services VII, Inc. ("Real Estate Services"), formerly Hutton Real Estate Services VII, Inc., which is an affiliate of Lehman Brothers Inc. ("Lehman Brothers") and HS Advisors III, Ltd. ("HS Advisors"), which is an affiliate of Goodman Segar Hogan, Inc. The General Partners expect to liquidate the Partnership in 2000.

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

Real Estate Investments - Real estate investments, which consist of commercial buildings and capital improvements (the "Properties"), are recorded at cost, which includes the initial purchase price of the property plus closing costs, acquisition and legal fees and other miscellaneous acquisition costs. Depreciation was computed using the straight-line method based upon the estimated useful lives of 3 to 25 years except for tenant improvements which are depreciated over the terms of the respective leases.

Real Estate Held for Disposition - During 1998, the Partnership engaged brokers to market the Partnership's remaining Property for sale. In view of the anticipated sale of the Property, the Partnership's real estate assets, deferred rent receivable and prepaid leasing costs, which had a carrying value of $22,429,538 at December 31, 1998, were reclassified as Real Estate Assets Held for Disposition and were no longer depreciated or amortized.

Cash Equivalents - Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying amount approximates fair value because of the short maturity of these instruments.

Restricted Cash - Restricted cash consists of amounts held for tenant security deposits.

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES


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

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES


Losses and all depreciation for any fiscal year shall be allocated 99% to the Limited Partners and 1% to the General Partners, provided, however, that the deficit balance of the General Partners' capital account does not exceed the amount they are required to contribute upon dissolution of the Partnership, as discussed below.

If income exceeds the amount of net cash from operations distributable to the Partners for any fiscal year, the excess will be allocated (1) 100% to the General Partners in an amount equal to the excess, if any, of General Partners' deficit in their capital accounts, over an amount equal to 1% of the total capital contributions to the Partnership as reduced by the amount of the General Partners' capital contributions and (2) 99% to the Limited Partners and 1% to the General Partners. If income does not exceed the amount of net cash from operations distributable to the Partners for any fiscal year, income will be allocated 90% to the Limited Partners and 10% to the General Partners. In 1999, income was allocated to the General Partners such that their deficit did not increase beyond their obligations required by the Partnership Agreement, as discussed below.

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

4.  Real Estate Investments
Since inception, the Partnership acquired, directly or indirectly, the following three commercial office buildings and an office and light industrial complex. The purchase price amounts exclude acquisition fees and other closing costs.

                         Net
                    Leasable
                      Square                           Date      Type of       Purchase
Property Name           Feet    Location           Acquired    Ownership          Price
---------------------------------------------------------------------------------------

Metro Park                      Fort Myers,                      Joint
Executive Center      60,597    Florida             1/17/85      Venture    $ 5,136,504

Three Financial                 Little Rock,                     Joint
Centre               123,833    Arkansas            1/22/85      Venture    $10,452,005

Fort Lauderdale                 Fort Lauderdale,                 Fee
Commerce Center      186,884    Florida             4/18/85      Simple     $12,843,569

Quorum II                       Dallas,
Office Building       84,094    Texas               6/12/85      (A)        $12,995,384
---------------------------------------------------------------------------------------

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

ii. Net proceeds from a refinancing or other interim capital transaction of the properties will be distributed 100% to the Partnership until it has received 115% of its capital contribution and a cumulative return of 12% for Metro Park, and 10% for Quorum on its adjusted capital investment, as defined. With regard to Three Financial Centre, net proceeds will be distributed 93% to the Partnership and 7% to the respective co-venturers.

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

On January 12, 1999, the Partnership completed the sale of Quorum II Office Building to an unaffiliated partnership, for a selling price of $7,612,065, net of closing adjustments and selling costs. The selling price was determined by arm's length negotiations between the Partnership and the buyer. The sale resulted in a gain on sale of real estate in the amount of $2,894,064, which has been reflected in the Partnership's consolidated statement of operations for the year ended December 31, 1999.

On February 9, 1999, the Partnership completed the sale of Metro Park Business Center to an unaffiliated partnership, for a selling price of $3,797,438, net of closing adjustments and selling costs. The selling price was determined by arm's length negotiations between the Partnership and the buyer. The sale resulted in a gain on sale of real estate in the amount of $565,698, which has been reflected in the Partnership's consolidated statement of operations for the year ended December 31, 1999.

On April 14, 1999, the Partnership completed the sale of Ft. Lauderdale Commerce Center to an unaffiliated partnership, for a selling price of $12,465,291, net of closing adjustments and selling costs. The sale resulted in a gain of $3,371,728, which has been reflected in the Partnership's consolidated statement of operations for the year ended December 31, 1999.

On January 31, 2000, the Partnership sold its remaining Property, Three Financial Centre. See Note 8 "Subsequent Event."

5.  Rental Income Under Operating Leases
Future minimum rental income to be received on noncancelable operating leases as of December 31, 1999 on the remaining property is as follows:

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES


                     --------------------------------------
                     2000                        $1,560,630
                     2001                         1,002,290
                     2002                           704,109
                     2003                           539,718
                     2004                           372,936
                     Thereafter                   1,426,567
                     --------------------------------------
                                                 $5,606,250
                                                 ==========

Generally, leases are for terms of 2 to 10 years and contain renewal options. The leases allow for increases in certain property operating costs to be passed on to the tenants.

6. Transactions with General Partners and Affiliates
The following is a summary of amounts earned by, or reimbursed to, the General Partners and their affiliates for property management fees and out-of-pocket expenses during the years ended December 31, 1999, 1998 and 1997:

                                    Unpaid at                        Earned
                                  December 31,   -----------------------------------------
                                         1999           1999           1998           1997
------------------------------------------------------------------------------------------
Real Estate Services and affiliates
  Salary reimbursement               $ 40,000    $    59,876    $    59,283    $   111,862
HS Advisors and affiliates
  Out of pocket expenses                   --            524          1,504          3,196
  Property management fees (GSH)        8,376         33,192         33,192         37,995
------------------------------------------------------------------------------------------
                                     $ 48,376    $    93,592    $    93,979    $   153,053
                                     -----------------------------------------------------

Commencing January 1, 1997, the Partnership began reimbursing certain expenses incurred by Real Estate Services VII, Inc. and its affiliates in servicing the Partnership to the extent permitted by the partnership agreement. In prior years, affiliates of the Real Estate Services VII, Inc., general partner, had voluntarily absorbed these expenses.

7. Reconciliation of Financial Statement Net
   Income to Federal Income Tax Basis Net Income

                                                            Years Ended December 31,
                                                 -----------------------------------------
                                                        1999           1998           1997
------------------------------------------------------------------------------------------
Financial statement net income                   $ 8,403,060    $ 1,747,214    $    42,860
Tax basis depreciation and amortization over
  financial statement depreciation and
  amortization                                      (796,012)    (1,155,094)      (203,613)
Deferred rent                                         17,581         50,521         53,688
Minority interest                                    117,047        234,755        107,459
Gain on sale                                       1,581,996             --             --
Adjustment for minority interest                    (302,897)            --             --
Bad debt expense                                      90,918             --             --
------------------------------------------------------------------------------------------
Federal income tax basis
  net income                                     $ 9,111,693    $   877,396    $       394
                                                 =========================================

COMMERCIAL PROPERTIES 3, L.P.
AND CONSOLIDATED VENTURES


8. Subsequent Event
On January 31, 2000, the Partnership sold its remaining Property, Three Financial Centre, to an affiliate of the Joint Venture Partner, Three Financial Centre LLC ("3FCLLC"), for a selling price of approximately $10,130,000, net of closing adjustments and selling costs. The sale is expected to result in a gain of approximately $4,100,000 which will be reflected in the Partnership's consolidated operations for the three months ended March 31, 2000. The selection of the buyer was a result of a competitive bidding process organized by the real estate broker engaged to assist in selling the Property. The General Partners plan to distribute the net proceeds from the sale, together with the Partnership's remaining cash reserves (after payment of or provision for the Partnership's liabilities and expenses), and terminate the Partnership during the second quarter 2000.

--------------------------------------------------------------------------------
                         REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------




General and Limited Partners
Commercial Properties 3, L.P.
and Consolidated Ventures


We have audited the accompanying consolidated balance sheets of Commercial Properties 3, L.P. and Consolidated Ventures as of December 31, 1999 and 1998, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in the Index at Item 14(a)(2). These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, the consolidated financial position of Commercial Properties 3, L.P. and Consolidated Ventures at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                          /s/ERNST & YOUNG LLP

New York, New York
February 2, 2000

--------------------------------------------------------------------------------
                               NET ASSET VALUATION
--------------------------------------------------------------------------------

             Comparison of Acquisition Costs to Estimated Value and Determination of Net Asset Value Per $283.44 Unit at December 31, 1999
                                   (Unaudited)

                                                          Acquisition    1999 Estimated
Property                          Date of Acquisition         Cost(1)            Value
--------------------------------------------------------------------------------------
Three Financial Centre (2)(3)                01-22-85     $11,378,512     $ 10,130,000
                                                                          ------------

Cash and cash equivalents                                                    4,785,516
Accounts and rent receivable, net                                               65,401
Prepaid expense and other assets                                                21,282
                                                                          ------------
                                                                            15,002,199

Less:
    Accounts payable and accrued expenses                                      233,207
    Prepaid rent                                                                17,581
    Due to affiliates                                                           48,376
    Minority Interest                                                          701,361
                                                                          ------------

Partnership Net Asset Value(4)                                            $ 14,001,674
                                                                          ============

Net Asset Value Allocated:
    General Partners                                                      $    140,017
    Limited Partners                                                        13,861,657
                                                                          ------------
                                                                          $ 14,001,674
                                                                          ============
Net Asset Value Per Unit
    (109,378 units outstanding)                                           $     126.73
--------------------------------------------------------------------------------------

(1) The acquisition cost of each property is comprised of fundings made through December 31, 1999, the acquisition fee paid to the General Partners and an amount estimated to fund the completion of tenant improvements.

(2) This represents the Partnership's share of the December 31, 1999 estimated values which were determined by the General Partners, with the assistance of the broker engaged to market the properties. The Partnership's share of the December 31, 1999 estimated value takes into account the allocation provisions of the joint venture and limited partnership agreements governing the distribution of sales proceeds for each of the above properties.

(3) Estimated value is based on the actual net sales price of the property.

(4) The Net Asset Value assumes a hypothetical sale on December 31, 1999 of the Partnership's property at its estimated value and the distribution of the net proceeds to Limited Partners in the liquidation of the Partnership. However, the Net Asset Value does not reflect the expenses to be incurred with the wind-down and termination of the Partnership. Therefore, the cash available for distribution to the limited partners may be less than the Net Asset Value.

Limited Partners should note that as a result of the illiquid nature of an investment in Units of the Partnership, the variation between the estimated value of the Partnership's property and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.

Schedule III - Real Estate and Accumulated Depreciation
December 31, 1999

                                                                          Three
Consolidated Ventures:                                         Financial Centre
-------------------------------------------------------------------------------
Location                                                        Little Rock, AR

Construction date                                                          1984
Acquisition date                                                       01-22-85
Life on which depreciation
in latest income statements
is computed                                                            1-25 yrs
Encumbrances                                                                 --
Initial cost to Partnership:
  Land                                                             $  1,018,332
  Buildings and
  improvements                                                       10,419,160
Costs capitalized
subsequent to acquisition:
  Land, buildings
  and improvements                                                       12,789
  Deferred rent                                                        (207,025)
  Leasing commissions                                                   376,489

Gross amount at which
carried at close of period(1):
  Land                                                             $  1,018,332
  Buildings and
  improvements                                                       10,431,949
  Deferred rent                                                        (207,025)
  Leasing commissions                                                   376,489
                                                                   ------------
                                                                     11,619,745
                                                                   ------------

Accumulated depreciation (2)                                       $  5,645,699
-------------------------------------------------------------------------------

(1) For Federal income tax purposes, the basis of land, building and improvements is $11,425,926.
(2) For Federal income tax purposes, the amount of accumulated depreciation is $8,540,334.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1999, 1998 and 1997 follows:

                                           1999            1998            1997
-------------------------------------------------------------------------------
Real estate investments:
Beginning of year                  $ 38,294,245    $ 36,942,494    $ 36,640,226
Additions                               671,910       1,351,751         796,801
Deletions                           (27,221,757)             --        (494,533)
Write offs                             (124,653)             --              --
                                   --------------------------------------------
End of year                        $ 11,619,745    $ 38,294,245    $ 36,942,494
                                   --------------------------------------------

Accumulated depreciation:
Beginning of year                  $ 15,864,707    $ 14,910,677    $ 13,546,913
Depreciation expense                     15,460         954,030       1,858,297
Deletions                           (10,234,468)             --        (494,533)
                                   --------------------------------------------
End of year                        $  5,645,699    $ 15,864,707    $ 14,910,677
-------------------------------------------------------------------------------

                                                                            F-1